   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1996



                                                      REGISTRATION NO. 333-10569

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                            ------------------------

                        SUPERCONDUCTOR TECHNOLOGIES INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            3679                           77-0158076
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            460 WARD DRIVE, SUITE F
                          SANTA BARBARA, CA 93111-2310
                                 (805) 683-7646
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  DANIEL C. HU
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        SUPERCONDUCTOR TECHNOLOGIES INC.
                            460 WARD DRIVE, SUITE F
                          SANTA BARBARA, CA 93111-2310
                                 (805) 683-7646
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                JOHN V. ROOS, ESQ.                               CARLOS A. FIERRO, ESQ.
              KATHLEEN B. BLOCH, ESQ.                             BAKER & BOTTS, L.L.P.
             TAMARA G. MATTISON, ESQ.                               2001 ROSS AVENUE
      WILSON SONSINI GOODRICH & ROSATI, P.C.                        DALLAS, TX 75201
                650 PAGE MILL ROAD                                   (214) 953-6500
                PALO ALTO, CA 94304
                  (415) 493-9300

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /
- ---------------

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION)


ISSUED SEPTEMBER 4, 1996


                                2,000,000 SHARES

                                      LOGO
                                  COMMON STOCK


     All of the shares of Common Stock offered hereby are being sold by Superconductor Technologies Inc. (the "Company"). The Common Stock is quoted on the Nasdaq National Market under the symbol "SCON." On August 30, 1996, the last reported sales price for the Common Stock was $7.375 per share. See "Price Range of Common Stock and Dividend Policy."


      SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
           TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                           PRICE TO          UNDERWRITING      PROCEEDS TO
                                           PUBLIC            DISCOUNT          COMPANY(1)
- ------------------------------------------------------------------------------------------------
Per Share................................. $                 $                 $
- ------------------------------------------------------------------------------------------------
Total(2).................................. $                 $                 $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $500,000, including a non-accountable expense allowance of $150,000 payable to the Representatives of the Underwriters.


(2) The Company and a stockholder of the Company (the "Selling Stockholder") have granted the Underwriters 45-day options to purchase up to 100,000 and 200,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder. See "Principal Stockholders" and "Underwriting." If the Underwriters exercise these options in full, the total Price to Public, Underwriting Discount, Proceeds to
    Company and proceeds to the Selling Stockholder will be $         ,
    $         , $         and $         , respectively.

                            ------------------------

     The shares of Common Stock are offered severally by the Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates representing the shares will be ready for delivery at the offices of Rauscher
Pierce Refsnes, Inc., Dallas, Texas, on or about             , 1996.

RAUSCHER PIERCE REFSNES, INC.
                              VAN KASPER & COMPANY
                                                    H. C. WAINWRIGHT & CO., INC.
                            ------------------------

                THE DATE OF THIS PROSPECTUS IS           , 1996

                                   [ARTWORK]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted herein, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options. See "Underwriting."


                                  THE COMPANY


     Superconductor Technologies Inc. ("STI" or the "Company") designs, develops, manufactures and markets electronic components and systems that incorporate high temperature superconductor ("HTS") materials and related cryogenics. Superconductors are materials that have the ability to conduct electrical energy with little or no resistance when cooled to "critical" temperatures. STI believes that the growing worldwide wireless communications market offers the most viable commercialization opportunities for its HTS products. To capitalize on these opportunities, the Company has developed its SuperFilter(TM) products, which combine specialized HTS filters with a proprietary cryogenic cooler and, in many cases, a low-noise amplifier ("LNA") in a highly compact system. The SuperFilter(TM) products, when incorporated into wireless base stations, offer significant advantages over conventional filter products for wireless communications applications, including reduced size, increased range and reduced interference.



     The worldwide wireless communications market has experienced significant growth during the past decade, and this rapid growth is expected to continue in the foreseeable future. Industry sources estimate that the number of installed base stations worldwide will grow from approximately 50,000 at the end of 1995 to approximately 185,000 by the end of 1999. The Company markets its SuperFilter(TM) systems to original equipment manufacturers ("OEMs") and wireless communications service providers for inclusion in base stations, which are the basic building blocks of wireless communications systems. Base stations house the complex electronic equipment required to receive and transmit radio waves for multiple real-time voice and data communications. Base station equipment generally includes an antenna and a series of transmitters, receivers, receiver filters and network interface electronics.



     The Company's SuperFilter(TM) systems are protocol independent, and are currently undergoing evaluation and testing by leading OEMs using a variety of wireless protocols, including, among others, cellular, Personal Communications Services ("PCS") and Global Systems for Mobile communications ("GSM"). In May 1996, the Company delivered a complete SuperFilter(TM) system to Motorola, Inc.'s Cellular Infrastructure Group ("Motorola"), a major OEM of wireless communications base stations. In July 1996, this SuperFilter(TM) system successfully completed Motorola's accelerated life testing, a critical factor in the successful commercialization of STI's SuperFilter(TM) products. Motorola has since ordered additional SuperFilter(TM) units for field testing and is currently evaluating the SuperFilter(TM) system for possible integration in certain of Motorola's base station products.


     STI has developed a proprietary cryogenic cooler which, in addition to being integrated into its SuperFilter(TM) systems, can be used to increase the processing speeds of workstations and other high-speed computers. The Company believes that the successful commercialization of its cryogenic cooler in the high-speed computing market will enable it to achieve economies of scale associated with volume production, thereby decreasing the unit costs for the Company's entire commercial product line. In May 1996, the Company entered into a joint venture with Alantac Technologies (S) Pte Ltd ("Alantac"), a precision machining house in Singapore, for the volume production of its cryogenic coolers.

     Since its formation in 1987, the Company has received over $32 million in revenues from government research and development contracts, through which it has developed much of the technology used in its commercial products. STI continues to pursue government contracts, primarily to fund its research and development efforts, but also to address potential wireless communications product opportunities in the government sector.

     STI's objective is to leverage the experience and expertise of its management and employee base, its significant investment in research and development, and its licenses and intellectual property into a position of commercial market leadership for HTS systems. The Company's integrated approach to product development incorporates its combined expertise in the areas of HTS materials, radio frequency ("RF") circuitry and cryogenic cooling and packaging. Key elements of the Company's strategy are to (i) capitalize on the growing worldwide wireless communications market by providing a technologically advanced filter system, (ii) market to leading base station manufacturers and service providers, (iii) provide a complete, integrated solution to address specific customer needs within the Company's target markets, (iv) position for volume production through development of large scale production capabilities, (v) pursue complementary markets for its products, such as the high-speed computing market for its cryogenic cooler, and (vi) maintain technological leadership by continuing to invest substantial resources in research and development and further pursuing government contracts.

     The Company was incorporated in Delaware in May 1987. The Company's facilities and executive offices are located at 460 Ward Drive, Suite F, Santa Barbara, California 93111-2310, and its telephone number is (805) 683-7646.

                                  THE OFFERING


Common Stock offered by the Company...........  2,000,000 shares
Common Stock to be outstanding after the
  offering....................................  8,065,348 shares(1)
Use of proceeds...............................  To fund the purchase of capital equipment and the further development of commercial products, and
                                                for working capital and other general corporate
                                                purposes
Nasdaq National Market symbol.................  SCON


- ---------------

(1) Based on shares outstanding as of August 30, 1996. Excludes (i) 1,515,359 shares of Common Stock issuable upon exercise of options outstanding as of August 30, 1996, of which options to purchase 368,203 shares were exercisable as of August 30, 1996, (ii) 339,799 shares of Common Stock reserved for future issuance under the Company's stock plans and (iii) 165,197 shares of Common Stock issuable upon exercise of warrants outstanding as of August 30, 1996. See "Management -- Employee and Director Benefit Plans," "Description of Capital Stock" and Note 8 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                               SIX MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,       -------------------------
                                          -----------------------------    JULY 1,        JUNE 30,
                                           1993       1994       1995       1995            1996
                                          -------    -------    -------    -------       -----------
                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Government contract revenues.........   $ 4,334    $ 4,979    $ 7,310    $ 3,160         $ 2,894
  Commercial product revenues..........       280        450        300        144              87
  Sublicense royalties.................       388         75         --         --              --
                                          -------    -------    -------    -------         -------
     Total net revenues................     5,002      5,504      7,610      3,304           2,981
Loss from operations...................    (2,326)    (3,539)    (3,072)    (1,889)         (2,432)
Net loss...............................   $(2,138)   $(3,259)   $(2,819)   $(1,839)        $(2,375)
Net loss per share.....................   $ (0.42)   $ (0.55)   $ (0.47)   $ (0.31)        $ (0.39)
Weighted average number of shares
  outstanding..........................     5,032      5,971      6,026      6,008           6,072


                                                                             JUNE 30, 1996
                                                                       -------------------------
                                                                                         AS
                                                                       ACTUAL        ADJUSTED(1)
                                                                       -------       -----------
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments.................  $ 2,829         $16,047
Working capital......................................................    3,577          16,795
Total assets.........................................................    9,090          22,308
Long-term debt.......................................................      265             265
Total stockholders' equity...........................................    7,742          20,960

- ---------------
(1) Adjusted to reflect the sale of 2,000,000 shares of Common Stock offered hereby (at an assumed public offering price of $7.375 and after deducting estimated underwriting discount and offering expenses payable by the Company). See "Capitalization."

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should consider carefully the following risk factors in addition to the other information set forth in this Prospectus.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business" regarding: the Company's ability to design, develop, manufacture and market products, including, without limitation, its SuperFilter(TM) systems and cryogenic coolers; the ability of the Company's products to achieve anticipated benefits; the anticipated growth of its target markets; its ability to achieve profitability; and other matters are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are set forth in these "Risk Factors," as well as elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

ACCUMULATED DEFICIT AND ANTICIPATED FUTURE LOSSES

     The Company was incorporated in May 1987, and since that time has been principally engaged in research and development activities relating to advanced electronics products that incorporate HTS materials. The Company has recently shifted its focus to the commercialization of its HTS and cold computing products, while continuing to pursue product development activities. The Company has incurred net losses each year since its inception and, as of June 30, 1996, had an accumulated deficit of $22.4 million. The Company expects to continue to incur significant operating losses over the next several quarters as it continues to devote significant financial resources to the commercialization of wireless and cold computing products, the expansion of Company operations and product development activities. Although the Company expects to reach break-even or profitability by the end of 1997, the success of the Company in this regard is dependent upon the Company's successful commercialization of its HTS filter systems for the worldwide wireless communications market, and there can be no assurance that the Company will successfully commercialize such products and reach break-even or profitability by the end of 1997, or ever. As a result, the amount of net losses that will continue to be generated and the time required for the Company to reach profitability are uncertain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EARLY STAGE OF THE COMMERCIAL SUPERCONDUCTOR PRODUCTS MARKET; MARKET ACCEPTANCE AND RELIABILITY

     The commercial superconductor products market has experienced limited product commercialization to date. Moreover, since inception, the Company has been principally engaged in research and development activities and has only limited experience in the commercialization of its products. The Company's ability to grow will depend on its ability to successfully transition its expertise in HTS filter and cryogenics technologies and applications to commercial markets, including the wireless communications and high-speed computing markets. The Company's success in this regard will depend upon a number of factors, including successful product testing by its potential customers, the success of the Company's sales and marketing efforts into markets not previously addressed by the Company, the ability of the Company's products to achieve its anticipated benefits, its ability to attract and retain qualified personnel, successful and rapid scale-up of the Company's manufacturing capacity, the establishment of satisfactory manufacturing relationships for the outsourcing of product components, reduction of manufacturing expenses in order to price products competitively and continued product development to meet customer demands. Moreover, the Company's commercial customers establish demanding specifications for performance and reliability. While the Company's products and components have passed certain product performance and reliability testing by its customers to date, there can be no assurance that its products will continue to pass customer reliability testing and performance requirements in the future. If such problems occur, the Company could experience increased costs, delays, reductions or cancellations of orders and shipments, and product returns and discounts. There can be no assurance that the Company will be able to produce its products in volume or that any of the Company's products will achieve market acceptance. If the Company is unable to manufacture and market its products for its target markets successfully, its business, results of operations and financial condition will be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL FUTURE CAPITAL NEEDS

     The Company to date has received limited revenues from product sales. The full implementation of the Company's product commercialization strategy will require a commitment of substantial additional funds. The Company anticipates that its existing cash and cash equivalents, short-term investments, revenues from operations and the estimated net proceeds from this offering should be adequate to fund development and implementation of the Company's planned product commercialization strategy for at least the next twelve months. However, the Company's future capital requirements will depend on many factors, including the amount and timing of future revenues, the receipt of commercial orders, the completion of a manufacturing ramp-up at acceptable costs, continued progress in research and development programs, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patents and other proprietary rights, and the availability of funding under government contracts. There can be no assurance that any necessary additional financing will be available on acceptable terms or at all. If adequate funds are not available, the Company may be required to change, delay, reduce or eliminate its planned product commercialization strategy or take other actions such as licensing or selling some or all of its proprietary technologies to raise funds, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON SALES TO OEMS

     Most of the Company's products, including those developed for wireless communications base stations and government applications, are intended for use as components or subsystems in systems manufactured and sold by third party OEMs. Therefore, to gain market acceptance, the Company must demonstrate that its products will provide advantages to such OEMs, including a decrease in system size, an increase in range extension and a reduction in interference. There can be no assurance that upon acceptance, the Company's products will be able to achieve any of these advantages. Moreover, even if the Company is able to demonstrate such advantages, there can be no assurance that OEMs will elect to incorporate the Company's products into their systems or, if they do, that related system and manufacturing requirements can or will be met. Furthermore, there can be no assurance that an OEM's systems will be commercially accepted. For example, the Company delivered a complete SuperFilter(TM) system to Motorola for possible integration into certain Motorola base station products, which unit successfully underwent extensive accelerated life testing at Motorola's facilities. Motorola has ordered additional units for field trials and testing, and following such trials and testing, if successful, the Company intends to seek a volume order from Motorola. However, there can be no assurance that the Motorola relationship will ultimately lead to volume orders for the Company's SuperFilter(TM) products. Failure of third party OEMs, including Motorola, to incorporate the Company's products into their systems or failure of such OEM's systems to achieve market acceptance would have a material adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Wireless Communications -- Wireless Communications Customers" and "Government Contracts."

LIMITED MANUFACTURING EXPERIENCE

     To date, the Company has sold products only in limited quantities, primarily for use in the development and demonstration of prototypes and for laboratory and field testing. The Company's current manufacturing facilities are pilot and pre-production scale only and are not sufficient for volume production. There can be no assurance that the Company will be successful in overcoming the technological, engineering and management challenges associated with the production of commercial quantities of HTS or cold computing products at acceptable costs and on a timely basis. The Company could incur significant ramp-up costs and unforeseen expenses and delays in connection with attempts to manufacture commercial quantities of HTS and cold computing products, which could have a material adverse effect on the Company's business, results of operations and financial condition. When and if the Company receives volume orders for its products, it expects to outsource the manufacturing of certain hardware components. There can be no assurance that the Company will be able to identify manufacturers that will meet the Company's requirements as to quality, reliability, timeliness and cost-effectiveness. Any such failure will limit the Company's ability to satisfy customer orders and would have a material adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Manufacturing."


HIGH DEGREE OF DEPENDENCE ON GOVERNMENT CONTRACTS

     Since inception, over 90% of the Company's net revenues have been from research and development contract sales directly to the government or to resellers to the government. Nearly all of such revenues were paid under contracts between the Company and the United States Department of Defense (the "DoD"). The Company uses these contracts to help fund its research and development programs. Although the Company recently has been devoting substantial resources to the development of commercial markets for its products, the Company is, and expects to continue to be in the near term, dependent on government funding for its research and development projects. The DoD has been reducing total expenditures over the past few years, and while to date DoD research and development funding for electronics has been relatively stable despite overall cutbacks, there can be no assurance that such funding will not be reduced in the future. Absent significant future revenues from commercial sales, a significant loss of government funding would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     Virtually all of the Company's government contracts are terminable at any time at the option of the government. Although the Company historically has complied with applicable government regulations and contract provisions, there can be no assurance as to such compliance in the future. Noncompliance with government procurement regulations or contract provisions could result in termination of government contracts, substantial monetary fines or damages, suspension or debarment from doing business with the government and possibly civil or criminal liability. During the term of any suspension or debarment by a government agency, the Company could be prohibited from competing for or being awarded any contract by any government agency. The termination of the Company's significant government contracts, the imposition of fines, damages, suspension or debarment, or the adoption of new or modified procurement regulations or practices could have a material adverse effect on the Company's business, results of operations and financial condition.

     Inventions conceived or actually reduced to practice under a government contract generally result in the government obtaining a royalty-free, paid-up, non-exclusive license to practice the invention. Similarly, technologies developed in whole or in part at government expense generally result in the government obtaining unlimited rights to use, duplicate or disclose technical data produced under the contract. There can be no assurance that such licenses and rights will not result in a loss by the Company of potential revenues or the disclosure of any of the Company's proprietary information, either of which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Government Contracts."

INTENSE COMPETITION

     The markets for the Company's products are intensely competitive. The Company faces competition in various aspects of its technology and product development and in each of the markets targeted by the Company. The Company's current and potential competitors include conventional RF filter manufacturers and both established and newly emerging companies developing similar or competing HTS technologies. In addition, the Company currently supplies components and licenses technology to large companies and industry leaders that may decide to manufacture or design their own HTS components instead of purchasing them, or licensing the technology, from the Company. The Company expects increased competition both from existing competitors and a number of companies that may enter the wireless communications or high-speed computing markets.

     In the wireless communications market, the Company competes primarily with Conductus, Inc., Illinois Superconductor Corp. and Superconducting Core Technologies, Inc. with respect to its HTS filter systems. In addition, the Company competes with IBM, DuPont, Matsushita and Amtel, a Japanese consortium, among others, with respect to its HTS materials. The Company is not currently aware of another company that is targeting the cold computing market with a compact, low cost cryogenic cooler; however, there can be no assurance that there is no other company designing or developing cryogenic cooling technology similar to or in direct competition with the Company's products. In the government sector, the Company competes with universities, national laboratories and both large and small companies for research and development contracts.

     The Company believes that it competes on the basis of technological sophistication, product performance, reliability, quality, cost-effectiveness and product availability. Many of the Company's current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. The Company's ability to effectively compete will require it to successfully manufacture and market its current products at a sufficiently low cost to achieve commercial acceptance, develop and maintain technologically advanced products, attract and retain highly qualified personnel and obtain patent or other protection for its technology and products. There can be no assurance that the Company will be able to compete successfully in the future. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent upon the efforts of its senior management. Due to the specialized technical nature of the Company's business, the Company is also highly dependent upon its ability to attract and retain qualified technical personnel, primarily in the areas of wireless communications and cold computing. The loss of the services of one or more members of the senior management or technical teams could impede STI's ability to achieve its product development and commercialization objectives. There is intense competition for qualified personnel in the areas of the Company's activities and there can be no assurance that the Company will be able to continue to attract and retain qualified personnel necessary for the development of its business. See
"Business -- Employees" and "Management."

LIMITED MARKETING AND SALES CAPABILITIES

     The Company has only recently focused substantial resources on its marketing and sales efforts aimed at the commercial wireless communications market and other markets. In order for the Company to successfully commercialize products in its targeted markets, it must develop appropriate marketing, sales, technical, customer service and distribution capabilities, or it must enter into agreements with third parties to provide such services. There can be no assurance that the Company's efforts in developing its marketing and sales capabilities, including customer service and distribution, will be successful. Furthermore, there can be no assurance that such third party agreements can be obtained upon acceptable terms. Failure to develop such capabilities or obtain such third party agreements could have a material adverse effect on the acceptance of the Company's products in the commercial markets and, as a result, on the Company's business, results of operations and financial condition. See "Business -- Marketing and Sales."

UNCERTAINTY OF PATENTS AND PROPRIETARY RIGHTS

     The Company relies on a combination of patent, trademark, trade secret and copyright law and internal procedures and nondisclosure agreements to protect its intellectual property. There can be no assurance that the Company's intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. In addition, the laws of certain foreign countries in which the Company's products may be produced or sold do not protect the Company's intellectual property rights to the same extent as the laws of the United States. The failure of the Company to protect its proprietary information could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company has an exclusive, worldwide license, in all fields of use, to formulations covered by patents held by the University of Arkansas covering thallium barium calcium copper oxide ("TBCCO"), the material upon which the Company primarily relies for its HTS products and product development. There can be no assurance that the validity of these patents will not be subject to challenge. In addition, other parties may have developed similar materials utilizing TBCCO formulations and may design around the patented aspects of this material. Under the terms of its exclusive license, the Company has agreed to assume litigation expenses for infringement actions, subject to a right of setoff against future royalty obligations. If the Company is required to incur significant expenses under this agreement, the Company's results of operations and financial condition could be materially and adversely affected. In addition, the Company has granted each of DuPont and Superconducting Core Technologies, Inc. and its affiliates a non-exclusive worldwide sublicense under its license with the University of Arkansas to develop and market TBCCO materials and superconducting technologies. There can be no assurance that these sublicenses will not adversely affect the Company's business, results of operations and financial condition.

     The Company believes that a number of patent applications are pending that cover the composition of yttrium barium copper oxide ("YBCO"), including applications filed by IBM, AT&T and other large potential competitors of the Company. YBCO is an HTS material upon which the Company also relies, although to a lesser extent than TBCCO. The Company understands that such applications are the subject of interference proceedings currently pending in the U.S. Patent and Trademark Office. The Company is not involved in these proceedings. In addition, the Company has been issued patents for specific compounds that it uses. The Company believes that a number of international patents may be pending regarding other specific YBCO compounds. There is a substantial risk that one or more third parties will be granted patents covering YBCO and that the Company's use of these materials may require a license. As with other patents, there can be no assurance that the Company will be able to obtain licenses to any such patents for YBCO or other materials or that such licenses would be available on commercially reasonable terms. The Company's efforts to develop products based on YBCO would be substantially impaired by its failure to obtain any such license for YBCO, and such failure could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company owns or has rights under a number of patents and pending patent applications related to the processing of TBCCO and YBCO. There can be no assurance that the patent applications filed by the Company will result in patents being issued, that any patents held or issued will afford meaningful protection against competitors with similar technology, or that any such patents will not be challenged by third parties. Since U.S. patent applications are maintained in secrecy until the patents are issued, and since publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, the Company cannot be certain that it was the first creator of inventions covered by issued patents or pending patent applications or that it was the first to file patent applications for such inventions. Moreover, there can be no assurance that other parties will not independently develop similar technologies, duplicate the Company's technologies or, if patents are issued to the Company or rights licensed by the Company, design around the patented aspects of any technologies developed or licensed by the Company. The Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions, which could result in substantial costs to the Company. Litigation may also be necessary to enforce any patents held by or issued to the Company or to determine the scope and validity of others' proprietary rights, which could result in substantial costs to the Company.

     The rapid rate of inventions and discoveries in the superconductivity field has raised many patent issues which are not resolved at this time. The claims in the granted patents often overlap and there are disputes involving rights to inventions claimed in pending patent applications. As a result, the patent situation in the HTS field is unusually complex. It is likely that there will be patents held by third parties relating to the Company's products or technology. Therefore, the Company may need to acquire licenses to, design around or successfully contest the validity or enforceability of such patents. The extent to which the Company may be able to acquire necessary licenses is not known. It is also possible that because of the number and scope of patents pending or issued, the Company may be required to obtain multiple licenses in order to use a single material. If the Company is required to obtain multiple licenses, the cost to the Company of HTS materials will increase. Furthermore, there can be no assurance that such licenses would be available on commercially reasonable terms or at all. The likelihood of successfully contesting the validity or enforceability of such patents is also uncertain; and, in any event, the Company could incur substantial costs in defending the validity or scope of its patents or challenging the patents of others. See "Business -- Intellectual Property."

RAPID TECHNOLOGICAL CHANGE

     The field of superconductivity is characterized by rapidly advancing technology. The future success of the Company will depend in large part upon its ability to keep pace with advancing superconductor technology, including superconducting materials and processes and industry standards. The Company has focused its development efforts on TBCCO and, to a lesser extent, YBCO. There can be no assurance that either TBCCO or YBCO will ultimately prove commercially competitive against other currently known materials or materials that may be discovered in the future. The Company intends to continue to develop and integrate advances in wireless filter and cryogenic cooling technologies in the manufacture of commercial quantities of its products. The Company will also need to continue to develop and integrate advances in complementary technologies. There can be no assurance that the Company's development efforts will not be rendered obsolete by research efforts and technological advances made by others or that materials other than those currently used by the Company will not prove more advantageous for the commercialization of HTS products. See "-- Intense Competition" and "-- Uncertainty of Patents and Proprietary Rights" and "Business -- Intellectual Property" and "-- Competition."

MATERIALS RISKS

     To date, the Company has principally focused its development efforts on TBCCO. Although TBCCO has one of the highest critical temperatures of any HTS material verified by the scientific community to date, other HTS materials are currently known to have advantages over TBCCO with respect to certain applications. There can be no assurance that TBCCO will ultimately prove commercially competitive against YBCO or against other currently known materials. Moreover, there is no assurance that other materials will not be discovered with higher critical temperatures or other superior qualities or that the Company will be able to obtain the rights to any such superior material.

     The Company currently purchases substrates for growth of HTS thin films from two primary suppliers because of the quality of the substrate provided by such suppliers. While the Company is aware of alternative sources for its substrates, the establishment of relationships with additional or replacement suppliers could be time consuming and result in a supply interruption which would have a material adverse effect on the Company's ability to manufacture its products in commercial quantities and, correspondingly, upon its business, results of operations and financial condition. See "Business -- Manufacturing."

FLUCTUATIONS IN PERIODIC RESULTS

     Although the Company has been devoting substantial resources to generating revenues from commercial markets, the Company's revenues have historically consisted and are expected over the next several quarters to consist primarily of government research and development contract revenues. Such revenues have fluctuated from period to period, which the Company believes is attributable principally to government development contract budgeting and funding patterns. The government procurement process is lengthy and may involve competing budget considerations, making the timing of the Company's receipt of government contracts or orders and the resulting revenue difficult to predict. Furthermore, as the Company attempts to achieve commercialization of its HTS and cold computing products in its target markets, it could encounter seasonality or other currently unforeseen factors causing additional variability in its financial and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENT REGULATION

     Although the Company believes that its wireless communications products themselves would not be subject to licensing by, or approval requirements of, the Federal Communications Commission (the "FCC"), the operation of domestic wireless communication base stations is subject to FCC licensing, and the receiver equipment into which the Company's products would be incorporated is subject to FCC approval. Base stations and equipment marketed for use therein must meet specified technical standards. The Company's ability to sell its HTS filter systems will depend on the ability of wireless base station equipment manufacturers and marketers and of service providers to obtain and retain the necessary FCC approvals and licenses. In order to be acceptable to base station equipment manufacturers and marketers, and to service providers, the characteristics, quality and reliability of the Company's products must meet the FCC's technical standards. Any failure to meet such standards or delays by base station equipment manufacturers, marketers or service providers in obtaining the necessary approvals or licenses could have a material adverse effect on the Company's business, results of operations and financial condition.

BUSINESS INTERRUPTIONS AND DEPENDENCE ON A SINGLE U.S. FACILITY

     The Company's primary operations, including engineering, manufacturing, customer service, distribution and general administration, are housed in a single facility in Santa Barbara, California. Any material disruption in the Company's operations, whether due to fire, natural disaster or otherwise, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Manufacturing" and "-- Properties."

HAZARDOUS MATERIALS; ENVIRONMENTAL REGULATIONS


     The Company uses certain hazardous materials in its research, development and manufacturing operations. As a result, the Company is subject to stringent federal, state and local regulations governing the storage, use and disposal of such materials. It is possible that current or future laws and regulations could require the Company to make substantial expenditures for preventive or remedial action, reduction of chemical exposure, or waste treatment or disposal. There can be no assurance that the operations, business or assets of the Company will not be materially and adversely affected by the interpretation and enforcement of current or future environmental laws and regulations. In addition, although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, nevertheless there is the risk of accidental contamination or injury from these materials. To date, the Company has not incurred substantial expenditures for preventive action with respect to hazardous materials or for remedial action with respect to any hazardous materials accident. If such an accident occurred, the Company could be held liable for any resulting damages. Furthermore, the use and disposal of hazardous materials involves the risk that the Company could be required to incur substantial expenditures for such preventive or remedial actions. The liability in the event of an accident or the costs of such actions could exceed the Company's resources or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Environmental Issues."


POSSIBLE VOLATILITY OF STOCK PRICE

     There has been significant volatility in the market price of securities of technology companies. Factors such as technology and product announcements by the Company or its competitors, disputes relating to patents and proprietary rights and variations in quarterly operating results have had in the past, and may continue to have in the future, a significant impact on the market price of the Common Stock. In addition, the securities markets have experienced volatility which is often unrelated to the operating performance of particular companies. In the past, following a period of volatility in the market price of a company's securities, securities class action lawsuits have been instituted against some companies. If brought, the costs of defending such litigation could have a material adverse effect on the Company's business, results of operation and financial condition. See "Price Range of Common Stock and Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have 8,065,348 outstanding shares of Common Stock (8,165,348 shares if the Underwriters' over-allotment options are exercised in full), of which the 2,000,000 shares sold in this offering (2,100,000 shares if the Underwriters' over-allotment options are exercised in full) and the 6,065,348 shares currently outstanding will be freely tradeable without restriction or further registration under the Securities Act, except for those held by "affiliates" (as defined in the Securities Act) of the Company, which will be subject to the resale limitations of Rule 144 under the Securities Act. Furthermore, subject to certain limitations, holders of warrants to purchase 165,197 shares of Common Stock are entitled to registration rights with respect to such shares. The Company has agreed not to sell or issue additional shares of Common Stock, subject to certain limited exceptions, for 180 days after the date of this Prospectus and the Company's executive officers and directors and the Selling Stockholder have agreed not to sell or otherwise dispose of shares of Common Stock for 180 days after the date of this Prospectus without the prior approval of the Underwriters. Following this offering, sales of substantial amounts of Common Stock in the public market pursuant to Rule 144 or otherwise, and the potential of such sales, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Shares Eligible for Future Sale" and "Underwriting."


ANTI-TAKEOVER PROVISIONS


     The Company's Certificate of Incorporation and Bylaws, each as amended to date, contain provisions that could delay, deter or prevent a merger, tender offer or other business combination or change in control involving the Company that some or a majority of the stockholders might consider to be in their best interests, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price of the Common Stock. See "Description of Capital Stock -- Preferred Stock" and "-- Certain Anti-Takeover Matters."


DILUTION

     The public offering price will be substantially higher than the book value per share of the currently outstanding Common Stock. Investors purchasing shares in this offering will therefore suffer immediate and substantial dilution. In addition, the exercise of any of the currently outstanding warrants or stock options would likely result in a dilution of the value of the Common Stock. Moreover, the Company may at any time in the future sell additional securities and/or rights to purchase such securities, grant additional warrants, stock options or other forms of equity-based incentive compensation to the Company's management and/or employees to attract and retain such personnel or in connection with the obtaining of non-equity financing, such as debt or leasing arrangements accompanied by warrants to purchase equity securities of the Company. Any of these actions would have a dilutive effect upon the holders of the Common Stock. See "Dilution."

ABSENCE OF DIVIDENDS

     The Company has not paid cash dividends and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Furthermore, the Company's equipment financing agreement prohibits it from paying cash dividends. The Company intends to retain future earnings, if any, for use in its business. See "Price Range of Common Stock and Dividend Policy."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock being offered hereby, based on an assumed public offering price of $7.375 per share and after deducting estimated underwriting discount and offering expenses payable by the Company, are estimated to be approximately $13.2 million (approximately $13.9 million if the Underwriters' over-allotment options are exercised in full). The Company expects to use the net proceeds from the offering to fund the purchase of capital equipment necessary to increase production volume, to fund the further development of commercial products and for working capital and other general corporate purposes. The Company may also consider using the net proceeds for the acquisition of complementary businesses, products or technologies. However, the Company currently has no specific plans with respect to any such acquisition. Pending use of the net proceeds of the offering for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations.



     In the event the Underwriters exercise the over-allotment option granted to them by the Selling Stockholder, the Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     In connection with the Company's initial public offering, the Company's Common Stock commenced trading on the Nasdaq National Market on March 9, 1993. The Company's Common Stock is listed on the Nasdaq National Market under the symbol "SCON." The following table sets forth for the periods indicated the high and low closing sales prices for the Common Stock as reported on the Nasdaq National Market.


                                                                        HIGH         LOW
                                                                       ------       -----
     FISCAL 1994
     Quarter ended April 2, 1994.....................................   $7.13       $5.13
     Quarter ended July 2, 1994......................................   $9.50       $5.50
     Quarter ended October 1, 1994...................................   $8.75       $5.75
     Quarter ended December 31, 1994.................................   $7.75       $5.88
     FISCAL 1995
     Quarter ended April 1, 1995.....................................   $7.75       $5.25
     Quarter ended July 1, 1995......................................   $6.88       $5.25
     Quarter ended September 30, 1995................................   $7.13       $4.88
     Quarter ended December 31, 1995.................................   $6.13       $3.63
     FISCAL 1996
     Quarter ended March 30, 1996....................................   $9.50       $4.00
     Quarter ended June 30, 1996.....................................   $8.47       $6.75
     Quarter ending September 30, 1996 (through August 30, 1996).....   $8.06       $6.50



     On August 30, 1996, the last sales price of the Common Stock as reported on the Nasdaq National Market was $7.375 per share. As of August 30, 1996, there were approximately 152 holders of record of the Common Stock.


     The Company has not paid cash dividends on its capital stock and does not expect to pay any dividends on the Common Stock in the foreseeable future. Furthermore, the Company's equipment financing agreement prohibits it from paying cash dividends. The Company intends to retain future earnings, if any, for use in its business.

                                 CAPITALIZATION


     The following table sets forth, as of June 30, 1996, the total capitalization of the Company and the as adjusted capitalization of the Company after giving effect to the sale by the Company of the 2,000,000 shares of Common Stock offered hereby (at an assumed offering price of $7.375 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company). This table should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus.


                                                                       JUNE 30, 1996
                                                                 --------------------------
                                                                  ACTUAL        AS ADJUSTED
                                                                 --------       -----------
                                                                 (UNAUDITED, IN THOUSANDS)
     Long-term debt (1)........................................  $    265        $     265
                                                                 --------         --------
     Stockholders' equity:
       Preferred Stock, $0.001 par value; 2,000,000 shares
          authorized, no shares issued and outstanding, actual
          and as adjusted......................................        --               --
       Common Stock, $0.001 par value; 15,000,000 shares
          authorized, 6,060,348 shares issued and outstanding,
          actual; 8,060,348 shares issued and outstanding, as
          adjusted (2).........................................         6                8
     Capital in excess of par value............................    30,152           43,368
     Deficit accumulated during development stage..............   (22,416)         (22,416)
                                                                 --------         --------
       Total stockholders' equity..............................  $  7,742        $  20,960
                                                                 --------         --------
               Total capitalization............................  $  8,007        $  21,225
                                                                 ========         ========

- ---------------
(1) See Note 6 of Notes to Financial Statements.


(2) As of June 30, 1996, there were (i) options outstanding to purchase an aggregate of 1,132,475 shares of Common Stock at a weighted average exercise price of $5.37 per share, (ii) 227,683 shares reserved for grant of future options under the Company's stock plans and (iii) warrants outstanding to purchase 165,197 shares of Common Stock at a weighted average exercise price of $11.19 per share. See "Management -- Employee and Director Benefit Plans," "Description of Capital Stock" and Note 8 of Notes to Financial Statements.

                                    DILUTION


     The net tangible book value of the Company as of June 30, 1996 was $5.5 million, or $0.91 per share, of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock at that date. After giving effect to the sale by the Company of the 2,000,000 shares of Common Stock offered hereby, and after deducting estimated underwriting discount and offering expenses payable by the Company, the Company's net tangible book value at June 30, 1996 would have been $18.7 million or $2.32 per share. This represents an immediate increase in net tangible book value to existing stockholders of $1.41 per share and an immediate dilution to new investors of $5.06 per share. The following table illustrates the per share dilution:



Assumed public offering price per share....................................              $7.38
                                                                                         -----
  Net tangible book value per share as of June 30, 1996....................  $0.91
  Increase in net tangible book value per share attributable to new
     investors.............................................................   1.41
                                                                             -----
Net tangible book value per share after this offering......................               2.32
                                                                                         -----
Dilution per share to new investors........................................              $5.06
                                                                                         =====


     The following table sets forth on a pro forma basis as of June 30, 1996 the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by existing stockholders and by the new investors at an assumed public offering price of $7.375 per share (before deducting estimated underwriting discount and offering expenses payable by the Company).

                                          SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                        ---------------------     -----------------------       PRICE
                                         NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                        ---------     -------     -----------     -------     ---------
Existing stockholders(1)..............  6,060,348        75%      $30,158,000        67%       $ 4.98
New investors.........................  2,000,000        25        14,750,000        33          7.38
                                        ---------       ---       -----------       ---
          Total.......................  8,060,348       100%      $44,908,000       100%
                                        =========       ===       ===========       ===

- ---------------
     (1) Total consideration paid by existing stockholders is net of issuance costs and treasury stock.


     The foregoing tables assume no exercise of the Underwriters' over-allotment options and no exercise of stock options or warrants outstanding at June 30, 1996. As of June 30, 1996, there were options outstanding to purchase a total of 1,132,475 shares of Common Stock at a weighted average exercise price of $5.37 per share, of which options to purchase 306,798 shares at a weighted average exercise price of $4.88 per share were exercisable, and 227,683 shares reserved for grant of future options under the Company's stock plans. In addition, as of June 30, 1996, there were warrants outstanding to purchase 165,197 shares of Common Stock at a weighted average exercise price of $11.19 per share. To the extent that any of these options or warrants are exercised, there may be further dilution to new investors. See "Capitalization," "Management -- Employee and Director Benefit Plans," "Description of Capital Stock" and Note 8 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected financial data should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The statement of operations data for the years ended December 31, 1993, 1994 and 1995, and the balance sheet data at December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1991 and 1992 and the balance sheet data at December 31, 1991, 1992 and 1993 are derived from the Company's audited financial statements that do not appear herein. The data for the six months ended July 1, 1995 and June 30, 1996 are derived from unaudited financial statements also appearing elsewhere herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the unaudited interim periods. The financial results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for any other interim period or the fiscal year. The historical results are not necessarily indicative of the results of operations to be expected in the future.

                                                                                    SIX MONTHS ENDED
                                                                                    -----------------
                                             YEARS ENDED DECEMBER 31,                          JUNE
                                  -----------------------------------------------   JULY 1,     30,
                                   1991      1992      1993      1994      1995      1995      1996
                                  -------   -------   -------   -------   -------   -------   -------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Government contract
     revenues...................  $ 3,486   $ 3,717   $ 4,334   $ 4,979   $ 7,310   $ 3,160   $ 2,894
  Commercial product revenues...      166       234       280       450       300       144        87
  Sublicense royalties..........       --        --       388        75        --        --        --
                                  -------   -------   -------   -------   -------   -------   -------
          Total net revenues....    3,652     3,951     5,002     5,504     7,610     3,304     2,981
                                  -------   -------   -------   -------   -------   -------   -------
Costs and expenses:
  Contract research and
     development................    2,940     2,546     2,862     4,030     5,414     2,366     2,289
  Other research and
     development................    1,296     1,784     1,998     2,085     2,397     1,298     1,748
  Selling, general and
     administrative.............    1,530     2,274     2,468     2,928     2,871     1,529     1,376
                                  -------   -------   -------   -------   -------   -------   -------
                                    5,766     6,604     7,328     9,043    10,682     5,193     5,413
                                  -------   -------   -------   -------   -------   -------   -------
Loss from operations............   (2,114)   (2,653)   (2,326)   (3,539)   (3,072)   (1,889)   (2,432)
Other income (expense), net.....      (35)     (164)      188       280       253        50        57
                                  -------   -------   -------   -------   -------   -------   -------
Net loss........................  $(2,149)  $(2,817)  $(2,138)  $(3,259)  $(2,819)  $(1,839)  $(2,375)
                                  =======   =======   =======   =======   =======   =======   =======
Net loss per share..............            $ (0.68)  $ (0.42)  $ (0.55)  $ (0.47)  $ (0.31)  $ (0.39)
Weighted average number of
  shares outstanding............              4,157     5,032     5,971     6,026     6,008     6,072

                                                   DECEMBER 31,
                                  -----------------------------------------------
                                   1991      1992      1993      1994      1995
                                  -------   -------   -------   -------   -------            JUNE 30,
                                                                                               1996
                                                                                            -----------
                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and
  short-term investments........  $ 4,012   $   431   $10,583   $ 7,930   $ 5,244             $ 2,829
Working capital.................    4,052       841    11,134     8,242     5,695               3,577
Total assets....................    8,107     7,360    16,616    14,613    11,678               9,090
Long-term debt..................    1,087       938        56       724       453                 265
Total stockholders' equity......    6,070     4,853    15,741    12,640    10,087               7,742

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and under the captions "Risk Factors" and "Business."

OVERVIEW

     STI designs, develops, manufactures and markets products that incorporate HTS materials and related cryogenics. STI's objective is to leverage the experience and expertise of its management and employee base, its significant investment in research and development and its licenses and intellectual property into a position of commercial market leadership for HTS systems.

     The Company was founded in 1987, and has been principally engaged in research and development activities related to advanced electronic products incorporating HTS materials. The Company's revenues primarily have been derived from government research and development contract revenues, and to a lesser extent from sales of HTS products and sublicense royalties. The Company expects that government contract revenues will continue to account for a substantial portion of its revenues over the next several quarters. Government revenues have historically fluctuated from period to period. This variability is attributable to lengthy government contract budgeting and funding patterns, which makes the timing of the Company's revenues difficult to predict. Government contracts may be reduced or eliminated at the option of the government, and there can be no assurance that the Company will receive all or any part of the funds under its existing government contracts. See "Risk Factors -- High Degree of Dependence on Government Contracts."

     Total expenses consist primarily of government contract and other research and development expenses, including labor, engineering, materials and overhead. Over the past several years, the Company has invested substantial engineering and marketing resources on the development of products for commercial applications, including the acquisition of capital equipment, and expects to continue to focus its resources on developing its commercial business. As a result of its substantial investment in HTS, STI has developed its SuperFilter(TM) products, which combine specialized HTS filters with a proprietary cryogenic cooler and, in many cases, an LNA in a highly compact system. The Company has already shipped both prototype and field test SuperFilter(TM) units to customers. The Company has also identified other markets for commercial applications of its cryogenic cooler technology, of which the largest and fastest growing is the high-speed computing market. STI believes that by accessing this market, it will be able to achieve economies of scale associated with volume cooler production, thereby decreasing unit costs for the Company's entire commercial product line. As commercial demand for its products increases, the Company expects to outsource the manufacturing of many of the hardware components of its systems, while retaining manufacturing responsibility for its HTS thin-film filters. See "Risk Factors -- Limited Manufacturing Experience."

     STI has incurred cumulative losses of $22.4 million from inception to June 30, 1996. The Company expects to continue to incur significant operating losses over the next several quarters as it continues to devote significant financial resources to the commercialization of its HTS filter systems, the expansion of Company operations and other research and development activities. The future profitability of the Company is dependent upon the Company's successful commercialization of its filter systems for the wireless communications market, of which there can be no assurance. Furthermore, as the Company attempts to achieve commercialization of its products, it could encounter seasonality or other currently unforeseen factors causing additional variability in its results. See "Risk Factors -- Accumulated Deficit and Anticipated Future Losses" and "-- Early Stage of the Commercial Superconductor Products Market; Market Acceptance and Reliability" and "-- Fluctuations in Periodic Results."

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1996 AND JULY 1, 1995

     Net revenues. Net revenues decreased by $323,000, or 10%, from $3.3 million in the first six months of 1995 to $3.0 million in the first six months of 1996. The overall decrease is mainly due to a decrease in government contract revenues of $266,000, or 8%, from $3.2 million for the first six months of 1995 to $2.9 million for the first six months of 1996 as a result of the federal government shutdowns and budgetary impasses, which delayed some contract funding.

     Commercial product revenues decreased by $57,000, or 40%, from $144,000 in the first six months of 1995 to $87,000 in the first six months of 1996, due primarily to the Company's decision to focus on the internal use of HTS thin films for research and development purposes and prototypes instead of external sales.

     Contract research and development expenses. Contract research and development expenses decreased by $77,000, or 3%, from $2.4 million in the first six months of 1995 to $2.3 million in the first six months of 1996. This decrease was a result of lower contract revenues which are directly related to contract expenses.

     Other research and development expenses. Other research and development expenses increased by $450,000, or 35%, from $1.3 million in the first six months of 1995 to $1.7 million in the first six months of 1996. The increase was due to the classification of $328,000 of research and development expenses that are normally classified as contract research and development expenses covered by government contracts; however, the signing of such contracts has been delayed. Although the Company anticipates government contracts to cover these expenses, the Company classifies such expenses as other research and development expenses until such time as the government contract is assured. In addition, a portion of the increase in other research and development expenses was due to expanded commercialization efforts in the areas of wireless communications, cryogenics and high-speed computing.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased by $153,000, or 10%, from $1.5 million in the first six months of 1995 to $1.4 million in the first six months of 1996. The decrease was primarily attributable to lower expenses related to travel, recruiting, public relations and general services and supplies.

     Other income (expense), net. Interest income decreased by $58,000, or 37%, from $155,000 in the first six months of 1995 to $97,000 in the first six months of 1996, due primarily to a decline in the interest-earning investment balances during these periods as short-term investments were used to fund operations. Interest expense decreased by $65,000, or 62%, from $105,000 in the first six months of 1995 to $40,000 in the first six months of 1996. This decrease was due to the reduction in the Company's long-term portion of note payable and capitalized lease obligations.

FISCAL YEAR 1995 AS COMPARED WITH FISCAL YEAR 1994

     Net revenues. Net revenues increased by $2.1 million, or 38%, from $5.5 million in fiscal 1994 to $7.6 million in fiscal 1995, due primarily to an increase in government contract revenues.

     Government contract revenues increased by $2.3 million, or 47%, from $5.0 million for fiscal year 1994 to $7.3 million for fiscal year 1995. Government contract revenues constituted 90% of net revenues in fiscal 1994 and 96% of net revenues in fiscal 1995. These increases are the result of the Company targeting larger contracts involving the design and production of prototypes incorporating the Company's HTS technology. Three major contracts that were awarded in 1994, and continued to be funded in 1995, accounted for over 60% of the government contract revenues in fiscal 1995. In fiscal 1995, the Company was also awarded a significant government contract for RF and materials development. In addition, during the third quarter of 1995, the Company entered into a consortium with another superconducting company and various university and industrial participants to further the development of HTS thin-film manufacturing technology.

     Commercial sales of the Company's HTS products decreased by $150,000, or 33%, from $450,000 in fiscal year 1994 to $300,000 in fiscal year 1995, as a direct result of the Company's decision to focus on the internal use of thin films instead of external sales.

     Sublicense royalties were $75,000 in fiscal year 1994. Because the Company did not enter into any sublicense agreements with respect to its patents during 1995, it did not have any sublicense royalties in 1995.

     Contract research and development. Contract research and development expenses increased by $1.4 million, or 34%, from $4.0 million in fiscal 1994 to $5.4 million in fiscal 1995. This increase in contract research and development expenses is a result of increased contracting activities performed in connection with government contract awards and to a lesser extent, to a cost sharing contract for the design and delivery of a cellular HTS filter to commercial customers.

     Other research and development expenses. Other research and development expenses increased by $312,000, or 15%, from $2.1 million in fiscal 1994 to $2.4 million in fiscal 1995, due primarily to the hiring of additional technical personnel in order to accelerate the Company's commercial research and development efforts in the fields of wireless communications, cryogenics and high-speed computing.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $2.9 million in fiscal 1994 and fiscal 1995.

     Other income (expense), net. Despite a decrease in cash balances, interest income increased by $29,000, or 9%, from $324,000 in fiscal 1994 to $353,000 in fiscal 1995, due to higher interest rates in 1995. Interest expense increased by $61,000, or 156%, from $39,000 in fiscal 1994 to $100,000 in fiscal 1995 as a result of the Company entering into an equipment financing agreement during the third fiscal quarter of 1994. See "-- Liquidity and Capital Resources."

FISCAL YEAR 1994 AS COMPARED WITH FISCAL YEAR 1993

     Net Revenues. Net revenues increased by $502,000, or 10%, from $5.0 million in fiscal 1993 to $5.5 million in fiscal 1994, reflecting a 15% increase in government contract and commercial revenues offset by a decrease in sublicensing royalties.


     Government contract revenues increased by $645,000, or 15%, from $4.3 million for fiscal year 1993 to $5.0 million during fiscal year 1994. Government contract revenues constituted 87% of net revenues in fiscal 1993 and 90% of net revenues in fiscal 1994. These increases were a result of the Company's successful efforts to target larger contracts involving the design and production of prototypes incorporating the Company's HTS technology. During fiscal 1994, the Company obtained additional funding for work on a band reject filter project and an HTS switch filter project and obtained new government contracts for development work on cold computing workstations and cryogenic coolers.


     Commercial sales of the Company's HTS products increased by $170,000, or 61%, from $280,000 in fiscal year 1993 to $450,000 in fiscal year 1994 as a result of the hiring of an additional commercial sales person, as well as the Company's decision to more selectively focus its marketing efforts.

     Sublicense royalties decreased by $313,000, or 81%, from $388,000 in fiscal 1993 to $75,000 in fiscal 1994. The 1993 amount reflects the initial sublicensing fee paid by DuPont for the rights to use TBCCO materials.

     Contract research and development expenses. Contract research and development expenses increased by $1.2 million, or 41%, from $2.9 million in fiscal 1993 to $4.0 million in fiscal 1994. This increase in contract research and development expenses was a result of increased contracting activities performed in connection with government contract awards and a cost sharing contract to design and deliver a cellular filter to a commercial customer.

     Other research and development expenses. Other research and development expenses increased by $87,000, or 4%, from $2.0 million in fiscal 1993 to $2.1 million in fiscal 1994. This increase was due to the hiring of additional technical personnel in order to accelerate the Company's commercial research and development efforts in the fields of wireless communications, cryogenics and high-speed computing.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by $460,000, or 19%, from $2.5 million in fiscal 1993 to $2.9 million in fiscal 1994. This increase was primarily due to costs associated with being a public company for the entire 12 months of 1994, including directors' and officers' insurance premiums, professional fees, and public relations and printing expenses. This increase was also due to an increase in salary expenses, as the Company hired a Vice President, Marketing and Sales in May 1994 and an additional sales and marketing engineer in June 1994.

     Other income (expense), net. Interest income decreased by $23,000, or 7%, from $347,000 in fiscal 1993 to $324,000 in fiscal 1994. This decrease was attributable to decreased investment-earning balances as investments were used to fund operations. Interest expense decreased by $133,000, or 77%, from $172,000 in fiscal 1993 to $39,000 in fiscal 1994. This decrease was a result of a decrease in aggregate amounts outstanding under the Company's equipment lease lines, as several substantial equipment lease lines were repaid in part with proceeds of the Company's initial public offering in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1995 and June 30, 1996, the Company's cash and cash equivalents totaled $2.4 million and $1.4 million, respectively, and short-term investments totaled $2.8 million and $1.4 million, respectively. The Company considers investments with original maturities of three months or less to be cash equivalents. The decrease in cash and cash equivalents and short-term investments is due primarily to the funding of operating losses and increasing inventory levels.

     The Company financed its operations from inception through June 30, 1996 primarily from net proceeds of $12.7 million raised in its initial public offering, $15.0 million raised in private placements prior to the initial public offering, $32.8 million in government development contract revenues and $2.0 million in product and license revenues. Operating activities used $1.4 million, $2.2 million and $2.3 million of cash and cash equivalents in fiscal 1993, 1994 and 1995, respectively, and $2.2 million of cash and cash equivalents in the first six months of fiscal 1996. Investing activities used cash of $6.5 million and $516,000 in fiscal 1993 and 1994, respectively, and provided cash of $2.3 million in fiscal 1995 and $1.3 million in the first six months of fiscal 1996. Financing activities provided cash of $12.0 million (primarily from the proceeds of the initial public offering) and $869,000 in fiscal 1993 and 1994, respectively, and used cash of $104,000 in fiscal 1995 and $142,000 in the first six months of fiscal 1996. In fiscal 1994 and 1995, the primary source of funds were from the Company's equipment financing arrangements.

     The Company's principal resource commitments at June 30, 1996 consisted of accounts payable and accrued expenses of $656,000, and approximately $692,000 of obligations under equipment financing and lease agreements.

     In August 1994, the Company entered into an equipment financing agreement which provided for borrowings of up to $1.5 million through the end of 1994 at an annual interest rate of prime plus 1%. Borrowings under the financing agreement are secured by substantially all the Company's assets, and are to be repaid in 36 monthly installments which began in January 1995. During the third quarter of 1995, the Company extended and amended its equipment financing agreement to permit an additional $500,000 in borrowings through the end of 1995. As of June 30, 1996, borrowings of $668,000 were outstanding under this agreement.

     The Company invests available funds in short-term, investment grade investments, including without limitation government obligations, corporate commercial paper, certificates of deposit and money market funds. The Company may also invest available funds in intermediate-term investment grade securities.

     To date, the Company has been principally engaged in research and development activities, and has recently shifted its focus to commercialization of its HTS and cold computing products. STI anticipates that its existing cash and cash equivalents, short-term investments and revenues from operations should be adequate to fund the Company's current level of operations for at least the next 12 months. However, the full implementation of the Company's product commercialization strategy will require a commitment of substantial additional funds, including the net proceeds from this offering. There can be no assurance that any necessary additional financing will be available on acceptable terms or at all. If adequate funds are not available, the Company may be required to change, delay, reduce or eliminate its product commercialization strategy, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors -- Substantial Future Capital Needs."

FINANCIAL ACCOUNTING STANDARDS

     During March 1995, the Financial Accounting Standards Board issued Statement No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 will become effective for the year ending December 31, 1996. The Company has studied the implications of SFAS 121 and, based on its initial evaluation, did not have a material impact on the Company's financial condition or results of operations.

     During October 1995, the Financial Accounting Standards Board issued Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" which established a fair value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company will continue to account for employee and director stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 disclosures will be effective for fiscal years beginning after December 15, 1995.

                                    BUSINESS


     STI designs, develops, manufactures and markets electronic components and systems that incorporate HTS materials and related cryogenics. Superconductors are materials that have the ability to conduct electrical energy with little or no resistance when cooled to "critical" temperatures. STI believes that the growing worldwide wireless communications market offers the most viable commercialization opportunities for its HTS products. To capitalize on these opportunities the Company has developed its SuperFilter(TM) products, which combine specialized HTS filters with a proprietary cryogenic cooler and, in many cases, a low noise amplifier ("LNA") in a highly compact system. The SuperFilter(TM) products, when incorporated into wireless base stations, offer significant advantages over conventional filter products for wireless communications applications, including reduced size, increased range and reduced interference.



     The SuperFilter(TM) systems are protocol independent, and are currently undergoing evaluation and testing by leading OEMs using a variety of wireless protocols, including, among others, cellular, PCS and GSM. In May 1996, the Company delivered a complete SuperFilter(TM) system to Motorola, a major OEM of wireless communications base stations. In July 1996, this SuperFilter(TM) system successfully completed Motorola's accelerated life testing, a critical factor in the successful commercialization of STI's SuperFilter(TM) products. Motorola has since ordered additional SuperFilter(TM) units for field testing and is currently evaluating the SuperFilter(TM) system for possible integration in certain of Motorola's base station products.


     STI has developed a proprietary cryogenic cooling technology which, in addition to being integrated into its SuperFilter(TM) systems, can be used to increase the processing speeds of workstations and other high-speed computers. The Company believes that the successful commercialization of its cryogenic cooler in the high-speed computing market will enable it to achieve economies of scale associated with volume production, thereby decreasing the unit costs for the Company's entire commercial product line. In May 1996, the Company entered into a joint venture with Alantac, a precision machining house in Singapore, for the volume production of its cryogenic coolers.

     Since its formation in 1987, the Company has received over $32 million in revenue from government research and development contracts, through which it has developed much of the technology used in its commercial products. STI continues to secure government contracts, primarily to fund its research and development efforts, but also to address potential wireless communications product opportunities in the government sector.

STI'S STRATEGY


     STI's objective is to leverage the experience and expertise of its management and employee base, its significant investment in research and development, and its licenses and intellectual property into a position of commercial market leadership for HTS systems. The Company's integrated approach to product development incorporates its combined expertise in the areas of HTS materials, RF circuitry and cryogenic cooling and packaging. Key elements of the Company's strategy are to:


     Capitalize on Growing Wireless Communications Market. STI believes that the growing worldwide wireless communications market offers its most viable commercialization opportunities. The Company believes its SuperFilter(TM) products can decrease base station deployment costs for wireless communications service providers, due to their smaller size and enhanced range as compared to competing products. The use of SuperFilter(TM) products can also increase revenues for service providers by reducing interference, which minimizes the number of dropped calls.

     Market to Leading Base Station Manufacturers and Service Providers. The worldwide wireless communications market is dominated by a limited number of large system manufacturers and service providers. The Company targets OEM industry leaders because the Company believes such leaders are instrumental in setting industry standards and represent the best opportunity for rapid, large scale deployment of the Company's SuperFilter(TM) systems. STI targets large service providers because they are the end users of the Company's products and can also be influential in setting industry standards. Further, the Company believes that its SuperFilter(TM) products will be attractive to service providers deploying new base stations or facing the need to retrofit existing base stations to address interference or range problems.

     Provide a Complete, Integrated Solution. The Company provides the wireless communications industry with a proprietary and integrated solution incorporating HTS materials, RF circuitry and cryogenic cooling and packaging, the key components of which have been designed, developed and manufactured in-house. STI has designed and developed a proprietary computer simulation system for RF circuitry design and prototype delivery. This results in extremely small, high performance RF circuits that are then integrated into STI's standard platform. The Company believes that this approach will allow it to quickly respond to specific customer requirements. STI believes its standard platform is the smallest and most energy-efficient HTS filter system in the industry, and differentiates the Company's products from other competitive offerings.

     Position for Volume Production. As the Company receives volume orders for its products, it expects to retain manufacturing responsibility for the core of its products, the HTS thin-film filters, while outsourcing the manufacturing of many of the hardware components of its systems. Toward this end, the Company recently formed a joint venture in Singapore to establish manufacturing lines for its proprietary cryogenic cooler. The Company has developed a manufacturing process for thin-film TBCCO materials, which the Company believes is scalable for higher volume production. The Company believes that the combination of internal thin film production and outsourcing of certain components will enhance the Company's ability to meet customer demand as its HTS filter systems gain market acceptance.

     Pursue Complementary Markets. The Company pursues complementary markets to support the commercialization of its wireless products. Specifically, the Company markets its cryogenic cooler to end users in the high-speed computing market. The Company believes that increased production volume of cryogenic coolers will create economies of scale, thereby lowering the unit cost of the Company's entire commercial product line. In addition, the Company continues to pursue government contracts, primarily to fund its research and development efforts, but also to address potential wireless communications product opportunities in the government sector.

     Maintain Technological Leadership. STI has been an innovator in designing and developing products that address the needs of its target markets. The Company believes its HTS materials, RF circuitry and cryogenics are among the most advanced that are commercially available in the industry. STI intends to maintain its technological leadership by continuing to invest resources in research and development and by pursuing government funding for its product development.

WIRELESS COMMUNICATIONS

     The Company principally targets the worldwide wireless communications market, which uses a variety of protocols including cellular, PCS and GSM. STI primarily markets its SuperFilter(TM) products to OEMs and wireless communications service providers for inclusion in base stations, which are the basic building blocks of wireless communications systems. Base stations house the complex electronic equipment required to receive and transmit radio waves for multiple real-time voice and data communications. Base station equipment generally includes an antenna and a series of transmitters, receivers, receiver filters and network interface electronics. Base stations are manufactured by OEMs and are sold to service providers that deliver wireless communications services to the public.

WIRELESS COMMUNICATIONS MARKET


     International Data Corporation Link ("IDC") and the Cellular Telecommunications Industry Association estimate that the number of installed wireless base stations worldwide will grow from approximately 50,000 at the end of 1995 to approximately 185,000 by the end of 1999. The Company believes that this rapid growth represents a significant market opportunity for the Company, as each newly deployed base station must incorporate a wireless filter system. In addition, as increasing levels of interference create a demand for higher performance filters, the Company's products could be used by service providers to retrofit existing base stations. Based on its analysis of industry data, the Company estimates that the market for wireless filters for cellular and PCS applications, including those for new and retrofitted base stations, will increase from approximately $100 million in 1995 to approximately $950 million by the end of 1999.

     The reasons for the anticipated rapid expansion of the base station market are two-fold. First, the overall demand for wireless products is increasing both in the United States and worldwide. As the cost of providing wireless communications decreases and the number of service providers increases, consumer access to wireless service will become more affordable and utilization will increase. In addition, in areas without fully-implemented communications systems, the cost of installing a wireless communications system is significantly lower than the cost of installing a traditional landline communications system. Accordingly, the Company believes that many developing countries are seeking to establish a wireless infrastructure.

     Second, a broader range of wireless communications services, such as e-mail, faxing and internet access, is now being offered, further burdening the already crowded wireless frequencies. To accommodate the expanding need for wireless communications, the FCC has auctioned PCS frequencies (around the 2 GHz frequency) domestically to wireless service providers, yielding over $17 billion in license fees as of June 1996. Auction winners are under financial, regulatory and competitive pressures to quickly deploy and operate wireless services in these new frequencies. In general, service providers will be required to install new base stations to service these new frequencies. In addition, the Company estimates that as a result of the PCS frequency auctions, the number of licensed wireless service providers in any given service area will increase from two to five over the next several years, thereby increasing domestic demand for new base stations.

WIRELESS COMMUNICATIONS CONSTRAINTS

     The ability of wireless service providers to increase system utilization is enhanced by their ability to increase base station coverage range, decrease existing interference and minimize the physical size of base station components. A wireless network consists of a number of adjoining cells that form a service provider's geographic coverage area. Each cell has a base station, and the user communicates through the closest base station on one of a limited number of RF bands. The call is switched from base station to base station as the user moves within the geographic area. Transmissions that pass through a base station are filtered for unwanted signals to improve call clarity. The filtering process improves the quality of the transmission being received and the range that the base station can cover. Range is the distance at which a base station can continue to pick up a wireless phone signal as the user travels away from the physical base station site. Most base stations within the present cellular communications network were deployed at a time when the typical cellular telephone unit was designed to transmit up to three watts of RF power. Today, smaller portable telephones that transmit only 0.6 watts of power are increasingly replacing higher-power mobile units, thereby decreasing the effective range of existing cellular base stations. In the PCS communications arena, wireless communications systems operate at a higher frequency than traditional cellular communications, which reduces the range of signal transmission due to the limitations of conventional filtering technologies. In urban settings, site location, site acquisition and special environmental requirements can drive total costs up to $1 million per site. In addition, each site may be subject to additional or unique regional and local regulatory processes and citizen demands that can burden the deployment process. As a result, decreasing the number of base stations that must be deployed can significantly reduce the service provider's infrastructure costs.

     The physical size of the base station can also be a significant issue for service providers. Because a conventional filter system can account for approximately 30% of the total base station size (excluding the antenna) and a smaller base station requires less real estate per site, reducing the size of the filter system can provide significant cost savings to service providers. In addition, when new sites are not available, base station utilization must be increased by retrofitting electronics for additional channels in the same physical space. In such cases, reducing component size is a viable alternative.

     Finally, interference due to the imperfect RF channel selectivity of filtering components is also a significant issue. Interference, which occurs when two radio waves of the same frequency interact with one another, can cause dropped calls and cross talk. It also prevents a service provider from fully utilizing the available RF spectrum, as some spectrum must be reserved to protect against interference from another service provider's RF spectrum, which in turn decreases the number of users a base station can process. Problems caused by interference can be especially acute in urban areas, where caller density is high. Because these symptoms of interference can dramatically degrade service quality, a wireless filter system that reduces interference can provide a meaningful advantage in this increasingly competitive market. See
"-- Competition."

STI'S PRODUCT SOLUTION

     The Company believes that its SuperFilter(TM) systems offer solutions to some of the most pressing constraints facing the wireless communications industry: range, size and interference. Each SuperFilter(TM) system is a self-contained unit that can be retrofitted into existing base stations or incorporated into new base stations regardless of the protocol used (including Code Division Multiple Access ("CDMA"), Time Division Multiple Access and GSM, among others), with little or no modifications to conventional design. The benefits offered by the Company's SuperFilter(TM) products include the following:

     - Range Extension. The Company's SuperFilter(TM) systems incorporate an LNA with an HTS filter, both of which are then cryogenically cooled. The filters expand the receiving range of the base station by reducing the electrical noise of the system, enabling each base station site to cover a larger area. The Company believes that extending base station range reduces the number of base stations that must be deployed in a given service area, which can result in lower capital costs, more calls completed per base station and higher revenue per base station.

     - Decrease in System Size. The low resistance of HTS materials allows STI to provide HTS filters that are one one-thousandth of the size of the conventional filters most commonly used in base stations. A complete SuperFilter(TM) system is approximately 70% to 90% smaller than a typical conventional filter and can be incorporated easily into a standard 19 inch component rack mount. This significant reduction in physical size makes valuable space available for other required electronic components, enabling service providers to enhance the utilization of existing base stations instead of deploying additional base stations. In addition, reduced size can decrease deployment costs for new base stations, as less real estate is required to support a base station. STI believes its SuperFilter(TM) systems are the smallest filters currently available in the industry.

     - Reduction in Interference. STI has demonstrated that HTS thin-film materials are attractive for wireless communications base station applications because the near-perfect conductivity of the HTS filters allows for greater control of RF signals. The Company believes that its HTS filter systems can insulate a desired frequency against interference from unwanted frequency transmissions more selectively than conventional cavity filters, thereby reducing the number of dropped calls and the amount of cross talk. While the exact number of dropped calls will vary among base stations due to differences in call volume and geographic location, a reduction in the number of dropped calls can increase revenues to the service provider. STI believes that a decrease in interference also can result in an increase in utilization of the service provider's allocated frequency spectrum, which in turn can result in an increase in the volume of calls processed.

     - Tower Mounting and Low Power Consumption. The Company believes that as PCS and cellular base stations are deployed, base station manufacturers will prefer to install filtering and LNA capabilities at the top of the station's antenna tower, because such mounting substantially reduces the significant signal losses associated with tower-to-ground cabling. The Company believes tower mounting is a key component of extending the range of base stations, and the Company expects prototypes for the optional tower-mount platform for its SuperFilter(TM) products to be available in late 1996, although there can be no assurance in this regard. The Company believes that an additional benefit to its HTS filter systems is that these systems consume less energy than competing HTS systems, because the power budget for some base stations can be as low as 1500 watts. A higher power budget requires high capacity back-up units, resulting in undesirable increases in base station size. Currently, the most energy-efficient competing HTS system consumes more than 500 watts of power, while the Company's HTS system consumes only approximately 100 watts of power, comparable to that of a household light bulb.

WIRELESS COMMUNICATION CUSTOMERS

     The Company markets its products to large OEMs and service providers worldwide. When targeting a particular customer, the Company currently seeks orders for prototype units, as well as units for conducting laboratory life and field trial testing. Ultimately, the Company will seek multiple unit orders from its customers. Product accelerated life testing provides proof of the reliability and durability of the Company's product, while field trials verify the system's capabilities when implemented into a live system in the field. This approach allows the Company to build customer confidence in its technology, to provide product reliability data and to build a foundation for volume orders. The Company believes it has been successful with this approach and has established relationships with major base station manufacturers and wireless communications service providers, from which STI expects to seek volume orders.

     In May 1996, the Company delivered a complete SuperFilter(TM) system for cellular applications to Motorola. Production of the unit was the result of a long-term effort between the two companies. Following delivery, the unit successfully underwent extensive accelerated life testing at Motorola's facilities, a critical factor in the successful commercialization of the Company's product. As a result of this successful testing, Motorola and the Company are currently examining the potential integration of the SuperFilter(TM) systems into certain Motorola base station offerings. Motorola has ordered additional units for field trials and testing, which tests are expected to take several months to complete. Following successful field testing and the incorporation of any product modifications that such testing may indicate are necessary or desirable, the Company intends to seek a volume order from Motorola. However, there can be no assurance that the Motorola relationship will ultimately lead to volume orders for the Company's SuperFilter(TM) products.

     In early August 1996, the Company delivered a PCS SuperFilter(TM) system to be utilized in a CDMA environment to a base station manufacturer that is a leader in wireless technology. In addition, in late 1995, the Company delivered a system utilizing GSM technology to one of the world's top five base station manufacturers. The GSM product was tested in the customer's laboratories, with favorable results reported by the customer. Currently, the Company is in discussions with both customers to explore potential HTS applications in their base station offerings.

     The Company has received orders from a major Asian telecommunications company for two filter systems for testing in the PCS environment, which systems are expected to be delivered during the fourth quarter of 1996, although there can be no assurance in this regard. The Company is also in preliminary discussions with several other OEMs and service providers for initial product shipments and field trials.

HIGH-SPEED COMPUTING

     In recent years, there has been a dramatic increase in demand for higher speed computers, and this trend is expected to continue for the foreseeable future. Workstations are the segment of the computing market focused on processing-intensive uses, such as engineering and computer-aided design. IDC expects sales of workstations with an average sales price of more than $15,000 to grow from 358,000 units in 1995 to over 575,000 units in 1998. As software sophistication increases in response to user demand, higher performance computers are needed to maintain processing times at acceptable levels. In some cases, particularly in engineering applications, processing specific tasks can take hours or days, making them inefficient without some form of high-speed computing. In addition, existing application software requires increased computing power to meet the higher computing demands associated with the growth in number of users.

     Temperature, among other factors, is a fundamental limit to electronic system performance. The process that allows computers to run both at high speeds and at low temperatures, known as "cold computing," addresses both performance and thermal management needs. Because the high-end workstation market targeted by the Company for its cold computing products is driven by demands for increased processor speed, performance improvements from cooling are expected to offset the cost of cryogenic coolers. The Company believes its cryogenic coolers can be used to efficiently and cost-effectively improve the speed of existing workstations.

STI'S COLD COMPUTING PRODUCT

     The Company has developed a line of cold computing products known as RACE(TM) (Radically Accelerated Cold Electronics). These cryogenic coolers have demonstrated in excess of a 50% performance improvement when used in conjunction with workstations at -55 degrees Celsius (218K) without any further modifications to the complementary metal oxide semiconductor ("CMOS") central processing unit ("CPU"). With a further decrease in temperature and minor modifications of the CPU, the Company believes that workstation performance can be increased by 100% to 200%. By utilizing the same proprietary technology used to cool its HTS systems, the Company's cold computing products can capitalize on the Company's efforts in HTS cooler development, and can provide additional commercial revenue for the Company. The Company believes that the unit cost of its cooling subsystems will decline as production volume increases.

COLD COMPUTING CUSTOMERS

     The Company targets its cold computing marketing efforts toward manufacturers and end users in the high-speed computer market. In February 1996, the Company entered into a letter of intent with Commercial Data Servers, a start-up computer company. The letter of intent provides for an initial purchase order for test units, which may be followed by volume orders, although there can be no assurance in this regard. The Company has been in discussions with several other workstation manufacturers and anticipates additional cooler orders by the end of 1996.

GOVERNMENT CONTRACTS

     Since inception, over 90% of the Company's net revenues have been from research and development contract sales directly to the government or to resellers to the government. Nearly all of such revenues were paid under contracts between the Company and the DoD. The Company continues to pursue government research and development contract awards to supplement its funding of HTS wireless and cryogenic product development. STI extensively markets to various government agencies to identify opportunities, and actively solicits partners for product development proposals. Since 1988, the Company has successfully obtained a number of non-classified government contracts for HTS research, including one of the largest non-classified HTS awards from the DoD Advanced Research Projects Agency ("DARPA") through the Office of Naval Research, under DARPA's original superconductivity program. In addition to actively soliciting government contracts, the Company participates in the Small Business Innovative Research ("SBIR") program. Since its inception, the Company has been awarded 30 Phase I SBIR contracts, each of which typically generates from $50,000 to $100,000 of revenues for the Company. The Company has been successful in converting eight of these Phase I contracts into Phase II programs, each of which typically generates $500,000 to $1 million of revenues for the Company. STI has several other Phase II proposals currently under review, although there can be no assurance that the Company will be successful in obtaining such contracts. Since the Company's inception, government contracts have provided over $32 million of revenue to the Company. The Company believes that it has successfully leveraged its technology developed under government funded projects into commercial applications.

PRODUCTS DEVELOPED UNDER GOVERNMENT CONTRACTS

     The Company's first complete system for the military aerospace communications market is a proprietary switched filter bank ("SFB") system developed in conjunction with Wright Laboratory at Wright-Patterson Air Force Base ("WP-AFB") with funding from DARPA. The SFB has demonstrated an ability to mitigate the problem of signal interference, which a DARPA representative has stated is one of the most pressing and recurring problems in the use of electronics in military aircraft. DARPA believes that resolving the interference problem can increase aircraft and pilot survival rates. The Company's filter bank system selectively filters unwanted communication signals that can cause severe problems for radar warning receivers. The Company believes that its filter bank system can also be adapted to mitigate similar problems on ships, helicopters and tanks.

     In addition to the SFB program and certain classified programs, the Company is working with military communications equipment contractors on another government wireless program. The focus of this program is to improve the integrity of a digital communications link through the use of an HTS filter system. Development of this technology is consistent with the Company's strategy to commercialize its HTS products in the private wireless communications area.

CURRENT GOVERNMENT R&D CONTRACTS

     The Company is currently working with the government under 12 separate research and development contracts. Two of the significant programs are:

     HTS Thin-Film Manufacturing Alliance. The Company is involved in a government sponsored consortium with another HTS company and a variety of university and industrial participants. The consortium, called the HTS Thin-Film Manufacturing Alliance, has received approval for funding totaling $5.6 million from DARPA through July 1998, subject to annual renewal, resulting in revenues of approximately $2.8 million for STI. Under the cost sharing provisions of the alliance contract, the participating organizations are committed to match research and development expenses; STI will allocate matching expenses of $2.8 million. The purpose of the consortium is to develop cost-effective manufacturing technologies for HTS thin films for RF applications, establish industry standards for substrates, films and testing, and provide second-sourcing between the companies.

     Technology Reinvestment Program. The Company has received a Technology Reinvestment Program contract to refine and develop processes and designs for HTS microwave systems to effect a transition from current research and development to affordable, producible systems providing improvements in military and commercial wireless systems capabilities. The contract is based on an alliance of industry partners and is funded through WP-AFB. The alliance will receive $5.1 million from WP-AFB, and will match an additional $8.3 million through a government cost sharing arrangement. Over the term of the contract, the Company will receive $2.8 million in revenues, and will allocate matching research and development expenses of $4.5 million.

     During the first six months of 1996, the Company secured new government contract awards for a total of $5.4 million. Because all of the Company's government contracts are terminable by the contracting agency at its option, award amounts should not be used as a measure of future revenues. See "Risk Factors -- High Degree of Dependence on Government Contracts" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STI'S TECHNOLOGY

SUPERCONDUCTING TECHNOLOGY

     Superconductors are materials that have the ability to conduct electrical energy with little or no resistance when cooled to "critical" temperatures. In contrast, electric currents that flow through ordinary materials encounter resistance that consumes energy when electrical energy is converted into heat. Substantial improvements in the performance characteristics of electrical systems can be made with superconductors, including reduced power loss, lower heat generation and decreased electrical noise. As these properties have been applied to radio and microwave frequency applications, new products, such as wireless filters, have been developed that can be extremely small, highly sensitive and highly frequency selective.

     The discovery of superconductors was made in 1911. However, a fundamental understanding of the phenomenon of superconductivity eluded physicists until J. Robert Schrieffer (a director of the Company and Chairman of its Technical Advisory Board), John Bardeen (co-inventor of the transistor) and Leon Cooper proposed a theory explaining superconductivity, for which they were awarded the Nobel Prize in Physics in 1972. Until 1986, all superconductor utilization was done at extremely low temperatures below 23K (-250 degrees Celsius). Superconductors were not widely used in commercial applications because of the high cost and complexities associated with reaching and maintaining such low temperatures. In 1986, high temperature superconductors with critical temperatures greater than 30K (-243 degrees Celsius) were discovered. In early 1987, YBCO was discovered, which has a critical temperature of 93K (-180 degrees Celsius). Shortly thereafter, TBCCO was discovered, which has a critical temperature of 125K (-148 degrees Celsius). These discoveries were important because these high temperature superconductors allowed for operating temperatures higher than 77K (-196 degrees Celsius), or the point at which nitrogen liquefies. These high critical temperatures allow superconductors to be cooled using less expensive and more conventional refrigeration processes. STI was formed following this discovery to develop and commercialize high temperature superconductors.

STI'S APPROACH


     The Company has internally-developed its key technologies from a standard set of technology platforms. The Company utilizes a proprietary manufacturing process for HTS thin film production, the base material for the Company's filtering products. An in-house design team develops the filters, which are packaged into a vacuum-sealed container for thermal insulation. The filter package is incorporated with the Company's cryogenic cooler, and then integrated with the necessary control electronics into a complete system for simple adaptation into new or existing wireless communications base stations. The Company believes that its filter systems provide its targeted markets with the smallest and most cost-effective products and that it is the only HTS company that develops and manufactures all of these key components.



     HTS Materials. A number of HTS materials have been discovered with superconducting properties, but only a few have characteristics capable of commercialization. The Company primarily utilizes TBCCO, which has one of the highest known critical temperatures, allowing for reduced cooling needs in order to achieve superconducting properties. The Company holds a worldwide exclusive license, in all fields of use, to TBCCO formulations covered by patents held by the University of Arkansas through a license agreement. The Company also utilizes YBCO for some of its applications, including some manufacturing processes for its RF components. Thin-film HTS is the base material used by STI to produce RF components, such as wireless communications filters. The Company has obtained ten patents for technologies related to thin film production. The Company believes that the process technology it has developed produces state-of-the-art HTS thin films of the highest quality.


     RF Circuitry. The Company has devoted a significant portion of its engineering resources to design and model the complex RF circuitry that is basic to the Company's products. The Company's ten person engineering team is led by Drs. Gregory Hey-Shipton and George Matthaei. In addition, Dr. J. Robert Schrieffer, a Nobel laureate, is head of the Company's Technical Advisory Board. The expertise of this highly qualified team has allowed the Company to design and fabricate very precise individual components, such as RF signal filters. STI has implemented computer simulation systems to design its products, and this RF circuitry design has allowed the Company to produce extremely small, high-performance circuits. Some of the Company's design and engineering innovations have been patented; others are the subject of pending patent applications. The Company believes that its RF engineering expertise provides the Company with a competitive advantage.


     Cryogenic Cooling Technology. The availability of a low cost, highly reliable, compact cooling technology is critical to the successful commercialization of the Company's HTS products. Although such technology had been used successfully in military applications in the past, no such cryogenic cooler was commercially available. As a result, the Company developed a low cost, low power cooler designed to cool to 77K (-196 degrees Celsius) with sufficient heat dissipation for its HTS applications, and has a target life of over 40,000 hours. Its development was based in part on patents licensed by the Company from Sunpower, Inc. under a cross-licensing arrangement. STI believes that its internally-developed cryogenics allow it to offer a cooler that is both compact and reliable enough to meet industry standards and provides the Company with a significant competitive advantage. In high volume production, the Company believes that unit costs for this cooler will be significantly less than currently available cryogenic coolers. See "-- Manufacturing" and "-- Strategic Relationships."


     Cryogenic Packaging. Cooling to cryogenic temperatures requires proper insulation and packaging. Any HTS or other cryogenically-cooled device must be maintained at its optimal operating temperature, and its interaction with higher temperature components must be controlled. The Company has developed several thermal insulation technologies to satisfy this requirement.

MANUFACTURING

     As the Company has commercialized its HTS and cryogenic products, it has developed prototypes and established its manufacturing foundation. However, the Company presently has no volume production capabilities. As the Company receives volume orders for its products, it expects to outsource the manufacturing of many of the hardware components of its systems, while retaining manufacturing responsibility for its HTS thin-film filters. STI's manufacturing processes, including thin film production, are performed in "clean rooms." Except for processing related to its proprietary thin films, the Company utilizes technologies and equipment commonly used in the semiconductor industry.

     The Company has demonstrated a proprietary manufacturing process for thin-film TBCCO materials that the Company believes is scalable for high volume production. The Company has established a pilot scale production operation, which the Company uses to produce TBCCO thin films on wafers for wireless electronics applications. The Company currently purchases wafers for growth of HTS thin films from two primary outside suppliers because of the quality of their products.

     The RF circuitry utilized by STI is designed and modeled by internal engineering resources. The Company has in-house capabilities to pattern the HTS material and all other aspects of RF component production, including packaging the filters. See "-- STI's Technology -- STI's Approach."

     STI has in-house prototype capabilities to manufacture its cryogenic coolers in limited quantities. However, the Company has formed Cryo-Asia Pte Ltd ("Cryo-Asia"), a joint venture with Alantac in Singapore, to achieve volume production of its coolers. The Company anticipates that this production capacity will be available by early 1997. See "Risk Factors -- Limited Manufacturing Experience."

MARKETING AND SALES


     The Company pursues a marketing strategy aimed at a select group of OEMs, service providers, computer manufacturers, computer end users and government agencies where long-term business relationships have been solidified over the years. In addition, the Company demonstrates STI products at trade shows, participates in industry conferences, utilizes selective advertising and provides technical and application reports to recognized trade journals. Product information in the form of brochures, data sheets, application notes, trade journal reports, product photos and press releases are updated as necessary. The Company has an in-house marketing staff with experience in marketing and sales, in addition to nine sales representatives located domestically and internationally. The Company's officers and directors are also involved in the Company's marketing efforts. The Company currently markets its products to the wireless communications and high-speed computing markets in North America, Europe and Asia. The Company has direct distribution arrangements in Japan, Korea, Scandinavia, the United Kingdom, Germany and certain regions of the United States.


     As the Company gains increased access to its targeted markets, it plans to concurrently increase its in-house marketing staff. STI is currently developing extensive product announcement strategies, including advertising and press tours. See "Risk Factors -- Limited Marketing and Sales Capabilities."

STRATEGIC RELATIONSHIPS

     The Company has established collaborative and strategic relationships with the following companies:


     Alantac. In May 1996, the Company and Alantac entered into an agreement which established Cryo-Asia, a manufacturing joint venture. The joint venture is owned 60% by the Company and 40% by Alantac. Cryo-Asia was established to develop volume manufacturing of the Company's proprietary cryogenic cooler. The Company anticipates that the joint venture will enhance cost reduction efforts to further decrease the unit cost of its cooler. The Company plans to begin production of the coolers in Singapore over the next several quarters. See
"-- Manufacturing."


     Lockheed. In January 1988, Lockheed made a $4 million equity investment in the Company and the parties entered into a 20-year agreement to exchange technical information and know-how with the objective of accelerating the use of HTS technology in Lockheed products. According to the terms of the Company's agreement with Lockheed, each party is obligated to assist the other in the transfer of HTS technology, with the inventing party retaining ownership of the technology, or if the technology is jointly invented, then the technology will be jointly owned. If products are developed by the Company in conjunction with Lockheed or by Lockheed using the Company's technology, then the Company has the first right to manufacture such products for Lockheed. If the Company cannot meet quality and delivery schedules, the Company has agreed to grant Lockheed a license to manufacture such products for a royalty.

INTELLECTUAL PROPERTY

     The Company regards elements of its manufacturing processes, product design and fabrication equipment as proprietary and seeks to protect its rights in them through a combination of patent, trademark, trade secret and copyright law and internal procedures and non-disclosure agreements. The Company also seeks licenses from third parties for HTS materials and processes used by the Company which have been patented by other parties. The Company believes that its success will depend, in part, on the protection of its proprietary information, patents and the licensing of key technologies from third parties.

     The Company has focused its development efforts on TBCCO materials and, to a lesser extent, on YBCO materials. Several U.S. patents have been issued to the University of Arkansas covering TBCCO, and the Company has an exclusive worldwide license (including the right to sublicense) under these patents, subject to the University of Arkansas' right to conduct research related to the patents. The consideration for the license included $250,000 in cash, prepaid royalties of $750,000 through April 1995 and an aggregate of 175,000 shares of Common Stock. Commencing April 1995, the Company has been obligated to pay royalties of 4% on sales of TBCCO-based products, subject to a $100,000 annual minimum from and after April 1997, and royalties of 35% of sublicense revenues received by the Company. In the event that the Company fails to pay minimum annual royalties, the license automatically becomes non-exclusive. The license terminates upon expiration of the right to claim damages for infringement of all the patents covered. Under the terms of its exclusive license, the Company has agreed to assume litigation expenses for infringement actions, subject to a right of setoff against future royalty obligations.

     In January 1993, as a part of its strategy to stimulate the development and use of TBCCO and to create potential second sourcing foundry service to STI, the Company granted DuPont a non-exclusive worldwide sublicense to develop processes and market TBCCO thin films. DuPont paid the Company $388,000 as partial consideration for the sublicense, a portion of which represents prepaid royalties. Commencing in 1998, DuPont will pay royalties on sales of TBCCO thin films or devices containing TBCCO thin films, subject to annual minimums. In the event that the Company grants another sublicense to a third party on more favorable terms, it will be obligated to extend those terms to DuPont. The term of the sublicense is the same as the Company's license from the University of Arkansas, but the sublicense is terminable by DuPont upon 30 days' notice to the Company. In 1994, the Company granted a nonexclusive license for TBCCO to Superconducting Core Technologies, Inc. on terms substantially similar to those of the DuPont agreement. DuPont, Superconducting Core Technologies, Inc. and their customers are current or potential competitors of the Company, and there can be no assurance that these sublicenses will not adversely affect the Company's business, results of operations and financial conditions.

     The Company is also focusing development efforts on YBCO, although to a lesser extent than TBCCO. YBCO is the other significant material that the Company has used in the development of its products. The Company believes that a number of patent applications are pending that cover the composition of YBCO, including applications filed by IBM, AT&T and other large potential competitors of the Company. STI believes that such applications are the subject of interference proceedings currently pending in the U.S. Patent and Trademark Office. The Company is not involved in those proceedings. In addition, international patents have been issued for specific YBCO compounds. Therefore, there is a substantial risk that one or more third parties will be granted patents covering YBCO and that the Company's use of these materials may require a license. As with other patents, the Company has no assurance that it will be able to obtain licenses to any such patents for YBCO or that such licenses would be available on commercially reasonable terms. The Company's efforts to develop products based on YBCO would be substantially impaired by its failure to obtain any such license for YBCO, and such failure could have a material adverse effect on the Company's business, results of operations and financial condition.

     As of June 30, 1996, the Company holds 13 patents, and two patents have been allowed but have not yet issued. Ten of the Company's patents are for technologies directed towards producing thin-film materials, including its proprietary thin film process for TBCCO production. In addition, the Company currently holds two issued and two allowed patents for circuit designs and one patent covering cryogenics and packaging. As of June 30, 1996, the Company has six patents pending, including one related to materials, one related to cryogenics, and four covering STI designs. As the Company has developed prototype products, it has increased the number of design patents applied for in an effort to protect all phases of product development.

     See "Risk Factors -- Uncertainty of Patents and Proprietary Rights."

RESEARCH AND DEVELOPMENT

     As part of STI's strategy to maintain its technological leadership, the Company has focused its research and development activities on materials, RF circuitry, cryogenics design and product application. At June 30, 1996, the Company's research and development department consisted of 43 individuals, including Drs. Hey-Shipton and Matthaei. The Company's contract research and development expenses consist primarily of labor, engineering, material and overheard costs incurred in connection with research and development activities. For the fiscal years ended 1993, 1994 and 1995 and the six months ended June 30, 1996, contract research and development expenses were approximately $2.9 million, $4.0 million, $5.4 million and $2.3 million, respectively. The Company's revenues from government-related contracts provided for approximately $4.3 million, $5.0 million, $7.3 million and $2.9 million, respectively, during these same periods. This accounted for 87%, 90%, 96% and 97% of the Company's total revenues in the fiscal years ended 1993, 1994 and 1995 the six months ended June 30, 1996, respectively.

     Since the Company's inception, it has received approximately $32.8 million of revenues from government contracts. The Company believes that it will continue to rely heavily on government research and development awards to fund a significant portion of its research and development activities. See "Risk Factors -- High Degree of Dependence on Government Contracts" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The Company faces competition in various aspects of its technology and product development, and in each of the markets targeted by the Company. The Company's current and potential competitors include conventional RF filter manufacturers and both established and newly emerging companies developing similar or competing technologies. In addition, the Company currently supplies components and licenses technology to large companies and industry leaders that may decide to manufacture or design their own HTS components instead of purchasing them, or licensing the technology, from the Company. The Company expects increased competition both from existing competitors and a number of companies that may enter the wireless communications or high-speed computing markets.

     In the wireless communications market, the Company competes primarily with Conductus, Inc., Illinois Superconductor Corp. and Superconducting Core Technologies, Inc. with respect to its HTS filter systems. In addition, the Company competes with IBM, DuPont, Matsushita and Amtel, a Japanese consortium, among others, with respect to its HTS materials. The Company is not currently aware of another company that is targeting the cold computing market with a compact and low cost cryogenic cooler; however, there can be no assurance that there is no other company designing or developing cryogenic cooling technology similar to or in direct competition with the Company's products. In the government sector, the Company competes with universities, national laboratories and both large and small companies for research and development contracts.

     The Company believes that it competes on the basis of technological sophistication, product performance, reliability, quality, cost-effectiveness and product availability. Many of the Company's current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. There can be no assurance that the Company will be able to compete successfully in the future. See "Risk Factors -- Intense Competition."

ENVIRONMENTAL ISSUES

     The Company uses certain hazardous materials in its research, development and manufacturing operations. As a result, the Company is subject to stringent federal, state and local regulations governing the storage, use and disposal of such materials. It is possible that current or future laws and regulations could require the Company to make substantial expenditures for preventative or remedial action, reduction of chemical exposure, or waste treatment or disposal. In addition, although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, nevertheless there is the risk of accidental contamination or injury from these materials. To date, the Company has not incurred substantial expenditures for preventive action with respect to hazardous materials or for remedial action with respect to any hazardous materials accident, but the use and disposal of hazardous materials involves the risk that the Company could incur substantial expenditures for such preventive or remedial actions. If such an accident occurred, the Company could be held liable for any resulting damages. The liability in the event of an accident or the costs of such remedial actions could exceed the Company's resources or otherwise have a material adverse effect on the Company's financial condition and results of operations. See "Risk Factors -- Hazardous Materials; Environmental Regulations."


PROPERTIES

     The Company's operations, including its pilot scale manufacturing line, are located in approximately 24,000 square feet of space in Santa Barbara, California. The Company occupies 15,000 square feet of this space under a lease which expires on December 31, 1999. The Company occupies the remaining 9,000 square feet of this space under a lease which expires on December 31, 1997. The Company believes that such facilities are adequate to meet its needs for the current level of operations. However, as STI implements its commercialization strategy and begins volume production, the Company anticipates that it will require significant additional manufacturing facilities. See "-- Manufacturing."

LEGAL PROCEEDINGS

     There are currently no material lawsuits pending against the Company.

EMPLOYEES

     As of June 30, 1996, the Company employed a total of 64 persons, 43 of whom were employed in research and development. Six of the Company's employees have Ph.D.s and fourteen others hold advanced degrees in physics, materials science, electrical engineering and related fields. The Company's employees are not represented by a labor union, and the Company believes that its employee relations are good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The executive officers and directors of the Company and their ages as of August 31, 1996 are as follows:



                   NAME                     AGE                      POSITION
- ------------------------------------------  ---     ------------------------------------------
Glenn E. Penisten.........................  64      Chairman of the Board of Directors
E. Ray Cotten.............................  65      Vice Chairman of the Board of Directors
Daniel C. Hu..............................  52      President, Chief Executive Officer and
                                                    Director
Robert B. Hammond, Ph.D...................  48      Senior Vice President and Chief Technical
                                                    Officer
James G. Evans, Jr........................  44      Vice President and Chief Financial Officer
James P. Simmons, Jr......................  46      Vice President, Marketing and Sales
Gregory L. Hey-Shipton, Ph.D..............  42      Vice President and General Manager,
                                                    Government Products Business Unit
Robert P. Caren, Ph.D. (1)(2).............  63      Director
Charles Crocker (1)(2)....................  57      Director
Dennis Horowitz (1)(2)....................  50      Director
J. Robert Schrieffer, Ph.D. (1)(2)........  65      Director


- ---------------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.


     Glenn E. Penisten has served as Chairman of the Board since May 1994. Mr. Penisten is a founder of the Company and has served on its Board of Directors since May 1987. He served as STI's Chief Executive Officer from August 1987 to June 1988. He has been a General Partner of Alpha Partners, a venture capital firm, since 1985. Mr. Penisten was Chairman of the American Electronics Association in 1982, while he was Chairman of the Board of Directors and Chief Executive Officer of American Microsystems Inc., a semiconductor company. Mr. Penisten is a director of Bell Microproducts Inc., IKOS Systems, Inc., Network Peripherals, Inc. and Pinnacle Systems. Mr. Penisten holds a B.S. in electrical engineering from Oklahoma State University.



     E. Ray Cotten joined the Board of Directors in July 1996 and since August 1996 has served as Vice Chairman of the Board. Since August 1994, he has served as Chairman of the Board of Impulse Telecommunications Corporation, a wireless communications consulting and engineering firm ("Impulse"). Prior to joining Impulse, from December 1992 to August 1994, Mr. Cotten was President, Chief Executive Officer and Chief Operating Officer of Scott Instruments Corporation, a pioneer in voice recognition systems and from December 1990 to November 1992, he was President and Chief Executive Officer of ACS Software Products Group, a software company for the apparel industry. Prior to that, he also served as Vice-Chairman and co-founder of NetAmerica, a digital networking company, held vice-president positions at Microdynamics, Inc., a CAD/CAM company for the apparel industry, Northern Telecom, Inc., a telecommunications company, Data Transmission Corporation, a digital networking company, and Danray, a communications switch manufacturing company, and spent nearly 10 years with Texas Instruments, where he held various management positions. Mr. Cotten received his B.A. in business from Oklahoma State University.


     Daniel C. Hu has served as President, Chief Executive Officer and a member of the Board of Directors of the Company since December 1992. He has been in the semiconductor and electronics industry for 28 years, having served in a variety of executive positions in business, manufacturing and research and development operations. Prior to joining the Company, Mr. Hu served as President of Elite Microelectronics Inc., a semiconductor company, from April 1991 to July 1992. He has also held senior management positions at Lattice Semiconductor, Advanced Micro Devices, Exel Microelectronics, Inc. and National Semiconductor Corp., and technical management positions at Intel Corporation and Fairchild Semiconductor Corporation, each of which is a semiconductor company. Mr. Hu holds several key CMOS and bipolar patents, and he participated in the pioneering of semiconductor DRAM, SRAM, flash memories and microprocessors. Mr. Hu received an M.S.E.E. from UCLA and a B.S.E.E. from the University of Illinois.

     Robert B. Hammond, Ph.D. has served as Senior Vice President and Chief Technical Officer of the Company since December 1992, having served as Vice President, Technology, and Chief Technical Officer since August 1990. From May 1991 to December 1991 and July 1992 to December 1992, he served as Acting Chief Operating Officer of the Company, and from December 1987 to August 1990, he served as Program Manager of the Company. Dr. Hammond also serves on STI's Technical Advisory Board. For over ten years prior to joining the Company, he was at Los Alamos National Laboratory, most recently as Deputy Group Leader of Electronics Research and Development, a group that performs research, development and pilot production of solid state electronics and optics. Dr. Hammond received his Ph.D. and M.S. in applied physics and his B.S. in physics from the California Institute of Technology.

     James G. Evans, Jr. joined the Company in March 1995 as Vice President, Chief Financial Officer and Secretary. Prior to joining the Company, from 1983 to 1995, Mr. Evans held several senior executive positions within finance and operations at Applied Magnetics Corporation, a manufacturer of magnetic record heads for hard disk drives ("Applied Magnetics"), most recently as Customer Business Director and Financial Director of Thin-Film Products, where he was responsible for the design, off-shore manufacturing, pricing, planning and quality of the product for one-third of that company's customers. Before joining Applied Magnetics, Mr. Evans was Director of Financial Planning for Tiger International, a transportation company. Mr. Evans has an M.B.A. in Accounting from the University of Southern California and a B.A. in Business Economics from the University of California at Santa Barbara. Mr. Evans is a certified public accountant.

     James P. Simmons, Jr. joined the Company as Vice President, Marketing and Sales in May 1994. Prior to joining the Company, from September 1990 to May 1994, Mr. Simmons was the Product Marketing and Applications Manager at Therma-Wave, Inc., a semiconductor equipment company, where he was responsible for all strategic and tactical marketing activities for a major product family. Mr. Simmons has over 20 years of marketing management and production experience within the high-technology industry and has held management positions with Hewlett-Packard Company, as well as KLA Instruments Corp. and Nanometrics, Inc., both of which are semiconductor equipment companies. Mr. Simmons holds an M.B.A. from the Harvard Business School and a B.S. in applied physics from the California Institute of Technology.

     Gregory L. Hey-Shipton, PhD., has served as Vice President and General Manager of the Company's Government Products Business Unit since August 1994. Dr. Hey-Shipton joined the Company as Engineering Manager in June 1991, and from March 1992 to August 1994, he served as Vice President, Engineering. Prior to joining the Company, from 1978 to 1991, he held various positions at Watkins-Johnson Company, a large microwave product company, most recently serving as Manager of its Subsystems Product Engineering Department. Dr. Hey-Shipton holds a Ph.D. in microwave electronics from the University of Leeds and a B.Sc. in physics and electronics from the University of Manchester.

     Robert P. Caren, Ph.D., has served on both the Board of Directors and the Technical Advisory Board of the Company since January 1988. From 1988 to 1995, when he retired, Dr. Caren served as Corporate Vice President, Sciences and Engineering, for Lockheed Martin Corporation. Dr. Caren is a fellow of the American Institute of Aeronautics and Astronautics and the American Association for the Advancement of Science. He is a member of the National Academy of Engineering and past Chairman of the Research Division of the Defense Preparedness Association. Dr. Caren received his Ph.D., M.S. and B.S. in physics from Ohio State University.


     Charles Crocker is a founder of the Company and served as its President from May 1987 to August 1987, and has served on its Board of Directors since May 1987. Mr. Crocker has served as the President and Chief Executive Officer and Chairman of the Board of BEI Electronics, Inc., a sensor and medical device company, since 1974. He founded and has served as President of Crocker Capital, a private venture capital company, since its inception in 1971. He is a director of Kera Vision, Inc., Pope & Talbot, Inc. and Fiduciary Trust Company International. Mr. Crocker holds an M.B.A. from the University of California, Berkeley, and a B.S. from Stanford University.

     Dennis Horowitz has served on the Board of Directors of the Company since June 1990. Since September 1994, Mr. Horowitz has served as Corporate Vice President and President of the Americas, AMP Incorporated, an interconnection device company. From October 1993 to August 1994, Mr. Horowitz served as President and Chief Executive Officer of Philips Technologies, a Philips Electronics North America company. From April 1990 to September 1993, Mr. Horowitz served as President of Philips Components, Discrete Products Division. From 1988 to 1990, he served as Division President of Magnavox CATV, and from 1980 to 1988 he was involved in the general administration of North American Philips Corporation. Philips Components and Magnavox CATV are divisions of North American Philips Corporation. Mr. Horowitz is a director of Aerovox Corporation. Mr. Horowitz holds an M.B.A. and a B.A. in economics from St. John's University.

     J. Robert Schrieffer, Ph.D. founded the Technical Advisory Board of the Company in August 1987 and has served as its Chairman since that time. He has also served on the Board of Directors of the Company since October 1988. He received the Nobel Prize in Physics in 1972 for work in superconductivity theory, and he has received many other professional honors including the National Medal of Science. Dr. Schrieffer is currently the President of the American Physical Society. He is also the University Eminent Scholar of the State of Florida University System and has been the Chief Scientist of the National High Magnetic Field Laboratory since January 1992. Dr. Schrieffer was Chancellor's Professor of Physics and Director of the Institute for Theoretical Physics at the University of California, Santa Barbara, from 1980 to 1991. Dr. Schrieffer serves on a number of government and industrial committees and is a Fellow of the Los Alamos National Laboratory, heading its Advanced Study Program in High Temperature Superconductivity Theory from 1988 to 1993. Dr. Schrieffer received his Ph.D. and M.S. in physics from the University of Illinois and his B.S. in physics from the Massachusetts Institute of Technology.

     All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. Officers serve at the discretion of the Company's Board of Directors (the "Board"). There are no family relationships between any of the directors or executive officers of the Company.

BOARD COMMITTEES

     The Board currently has a Compensation Committee and an Audit Committee. The Compensation Committee currently consists of Dr. Robert P. Caren, Charles Crocker, Dennis Horowitz and Dr. J. Robert Schrieffer. The function of the Compensation Committee is to review and approve salaries, bonuses and other benefits payable to the Company's executive officers and to administer the Company's Amended and Restated 1988 Stock Option Plan and 1992 Director Option Plan. The Audit Committee currently consists of Dr. Robert P. Caren, Charles Crocker, Dennis Horowitz and Dr. J. Robert Schrieffer. The functions of the Audit Committee are to recommend selection of independent public accountants to the Board, to review the scope and results of the year-end audit with management and the independent auditors and to review the Company's accounting principles and its system of internal accounting controls. The Board currently has no nominating committee or other committee performing a similar function.

DIRECTOR COMPENSATION

     Each nonemployee director of the Company is paid $1,000 for each Board meeting attended. Nonemployee directors also participate in the Company's 1992 Director Option Plan, as amended. See "-- Employee and Director Benefit Plans."

DIRECTOR CONSULTING ARRANGEMENTS


     The Company has entered into consulting arrangements with Dr. Schrieffer and Dr. Caren pursuant to which such directors provide certain consulting services for the Company in addition to their services as directors. Under Dr. Schrieffer's consulting arrangement, he is paid $2,500 per month ($30,000 in fiscal 1995) for consulting services. Under Dr. Caren's consulting arrangement, which terminates in June 1997, he is paid $750 per day of services rendered and was granted a stock option to purchase 4,000 shares of Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the Company's Board of Directors and the compensation committee of any other company.

TECHNICAL ADVISORY BOARD

     The Company has a Technical Advisory Board that consists of Dr. Schrieffer and Dr. Hammond, as well as several members of academia, including Dr. Douglas Scalapino of the University of California, Santa Barbara. The Technical Advisory Board's function is to review the Company's technical direction and strategy, and to consult with the Company generally on an ad hoc, as needed basis.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

     The Company has entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. The Company also maintains director and officer liability insurance.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company, where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information regarding compensation earned in each of the three years in the period ended December 31, 1995 by the Company's Chief Executive Officer and the three executive officers other than the Chief Executive Officer whose total salary and bonus for fiscal year 1995 exceeded $100,000 ("Named Executive Officers").

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                              ANNUAL COMPENSATION               --------------
                                  -------------------------------------------     SECURITIES      ALL OTHER
   NAME AND PRINCIPAL                                         OTHER ANNUAL        UNDERLYING     COMPENSATION
        POSITION           YEAR   SALARY ($)   BONUS ($)   COMPENSATION($)(1)    OPTIONS (#)        ($)(2)
- -------------------------  ----   ----------   ---------   ------------------   --------------   ------------
Daniel C. Hu.............  1995    $ 180,857      --            --                      --          $1,558
  President and Chief      1994      166,291      --            --                      --           1,558
  Executive Officer        1993      149,620      --            --                      --             400
Robert B. Hammond........  1995    $ 141,921      --            --                      --          $  851
  Senior Vice President    1994      134,244      --            --                  15,000             788
  and Chief Technical      1993      120,094      --            --                  15,000             475
  Officer
James P. Simmons,          1995    $ 121,233      --          24--,581  (4)         15,000          $  419
  Jr.(3).................  1994       66,752      --            $                   45,000             407
  Vice President
  Marketing and Sales
Gregory L. Hey-Shipton...  1995    $ 112,395      --          38--,202  (4)         10,000          $  383
  Vice President and       1994      105,720      --            --                  10,000             369
  General Manager,         1993      101,176      --            $                    7,500             322
  Government Products
  Business Unit

- ---------------
(1) Excludes certain perquisites and other amounts that, with respect to any executive officer, in the aggregate did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for such executive officer.
(2) Represents term life insurance premiums.
(3) Mr. Simmons joined the Company in 1994.
(4) Represents relocation expenses.

EMPLOYMENT AGREEMENT


     In November 1992, the Company entered into an employment agreement with Daniel Hu, pursuant to which he was appointed President and Chief Executive Officer and elected a director of the Company, providing for an initial base annual salary of $150,000. In addition, the agreement provided for the grant to Mr. Hu of incentive stock options to purchase an aggregate of 240,293 shares of Common Stock which would vest upon the attainment of certain milestones. On July 10, 1996 the agreement was modified as it pertained to Mr. Hu's vesting. Under the modified agreement, Mr. Hu's incentive stock option will vest in full upon the earlier to occur of (i) July 10, 1997 or (ii) the date the Company obtains at least $8 million in additional equity capital. Upon the consummation of this offering, these options will become exercisable in full. Furthermore, the agreement provides that if Mr. Hu is terminated without cause, he will be paid a salary continuance at his then current salary rate, plus benefits, until the earlier of Mr. Hu's obtaining other employment or six months after termination.

OPTION GRANTS DURING THE FISCAL YEAR ENDED DECEMBER 31, 1995

     The following table sets forth certain information regarding the stock options granted during the fiscal year ended December 31, 1995 to each of the Named Executive Officers.

                                                                                      POTENTIAL REALIZABLE
                                              INDIVIDUAL GRANTS                             VALUE AT
                             ----------------------------------------------------     ASSUMED ANNUAL RATES
                                           % OF TOTAL                                       OF STOCK
                             NUMBER OF      OPTIONS                                    PRICE APPRECIATION
                             SECURITIES    GRANTED TO                                         FOR
                             UNDERLYING    EMPLOYEES      EXERCISE                       OPTION TERM(2)
                              OPTIONS      IN FISCAL       PRICE       EXPIRATION     --------------------
  NAMED EXECUTIVE OFFICER    GRANTED(#)     YEAR(1)        ($/SH)         DATE         5%($)       10%($)
- ---------------------------  ---------     ----------     --------     ----------     -------     --------
Daniel C. Hu...............        --           --             --             --           --           --
Robert B. Hammond..........        --           --             --             --           --           --
James P. Simmons, Jr.(3)...    15,000         7.08%        $ 6.25        5/10/05      $60,000     $149,000
Gregory L.
  Hey-Shipton(3)...........    10,000         4.72%        $ 5.88        8/10/05      $37,000     $ 94,000

- ---------------

(1) The total number of shares subject to options granted to employees in fiscal 1995 was 211,750. This amount includes options granted to employee directors, but excludes options granted to non-employee directors.
(2) The Potential Realizable Value is calculated based on the fair market value on the date of grant, which is equal to the exercise price of options granted in fiscal 1995, assuming that the stock appreciates in value from the date of grant until the end of the option term at the annual rate specified (5% and 10%). Potential Realizable Value is net of the option exercise price. The assumed rates of appreciation are specified in rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future stock price. Actual gains, if any, resulting from stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock and overall stock market conditions, as well as the option holders' continued employment through the exercise/vesting period. There can be no assurance that the amounts reflected in this table will be achieved.
(3) Each option vests over a four-year period at the rate of 1/4th of the shares subject to the option at the end of the first twelve months and 1/36th of the remaining shares subject to the option at the end of each monthly period thereafter so long as such optionee's employment with the Company has not terminated.

AGGREGATE OPTION EXERCISES IN 1995 AND 1995 FISCAL YEAR-END OPTION VALUES

     The following table sets forth for each of the Named Executive Officers certain information concerning the value of unexercisable stock options as of December 31, 1995. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of the Company's Common Stock as of December 31, 1995. No options were exercised by any Named Executive Officer during the fiscal year ended December 31, 1995.

                                               NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                              UNDERLYING UNEXERCISED              IN-THE-MONEY OPTIONS AT
                                            OPTIONS AT FISCAL YEAR-END                FISCAL YEAR-END
                                           -----------------------------       -----------------------------
                                           EXERCISABLE     UNEXERCISABLE       EXERCISABLE     UNEXERCISABLE
                 NAME                          (#)              (#)                ($)              ($)
- ---------------------------------------    -----------     -------------       -----------     -------------
Daniel C. Hu...........................       96,117          144,176                N/A(1)      N/A(1)
Robert B. Hammond......................       37,812           22,500            $19,654(2)      N/A(1)
James P. Simmons, Jr...................       17,813           42,187                N/A(1)      N/A(1)
Gregory L. Hey-Shipton.................       22,188           21,562            $23,125(2)      N/A(1)

- ---------------

(1) The fair market value of the Company's Common Stock as of December 29, 1995 (the last market trading day in 1995) was $4.50, which did not exceed the exercise price of any options held by such person.

(2) The fair market value of the unexercised in-the-money options is based on the $4.50 closing price of the Company's Common Stock on December 29, 1995 (the last market trading day in 1995) minus the exercise price.

EMPLOYEE AND DIRECTOR BENEFIT PLANS


     Stock Option Plans. The Amended and Restated 1988 Stock Option Plan and the 1992 Stock Option Plan (the "Option Plans") provide for the grant to employees of incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant to employees and consultants of nonstatutory stock options. As of August 30, 1996, (i) an aggregate of 2,213,176 shares have been reserved for issuance under the Option Plans, of which 500,000 shares were approved by the Board in August 1996 and are subject to stockholder approval, (ii) 493,018 shares have been issued pursuant to options exercised, (iii) options to acquire 1,421,984 shares remain outstanding and (iv) 298,174 shares remain available for future grants.


     The Option Plans are currently being administered by the Compensation Committee of the Board, which committee is constituted to comply with Section 16(b) of the Securities Exchange Act of 1934, as amended, and all applicable laws (the "Administrator"). The Administrator has the power to determine the terms of any options granted, including the exercise price, the number of shares subject to each option and the exercisability thereof, and the form of consideration payable upon exercise.

     Options granted under the Option Plans vest and become exercisable at such time or times as is determined by the Administrator. Options granted to date generally vest over three to four years, assuming continued employment, and expire in five to ten years from the date of grant. Options granted under the Option Plans are generally not transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by such optionee.

     The exercise price of ISOs granted under the Option Plans must be at least equal to the fair market value of the shares of Common Stock on the date of grant. No ISOs may be granted to a participant that, when aggregated with all the other ISOs granted to such participant, would have an aggregate fair market value in excess of $100,000 becoming exercisable in any calendar year. The exercise price of all nonstatutory stock options granted under the Option Plans must be at least 85% of the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any ISOs granted must be equal to at least 110% of the fair market value of the shares of Common Stock on the grant date and the maximum term of the option must not exceed five years. The terms of all other options granted under the Option Plans may not exceed ten years.

     In the event of a proposed dissolution or liquidation of the Company, all outstanding options will terminate immediately prior to such transaction; provided, however, that the Board may declare that any outstanding option will terminate on a fixed date and give each optionee the right to exercise his or her option in full or in part prior to such date, including for shares as to which the option would not otherwise be exercisable. In the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each option may be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation does not assume the option or substitute an equivalent option, the Board will accelerate the exercisability of all outstanding options. Such accelerated options will remain exercisable for 15 days, after which time they shall terminate.

     The Amended and Restated 1988 Stock Option Plan will terminate in October 1998, and the 1992 Stock Option Plan will terminate in December 2002. The Board has the authority to amend or terminate the Option Plans; provided, however, that no such action may adversely affect any outstanding option.


     1992 Director Option Plan. The Company's 1992 Director Option Plan, as amended (the "Director Plan"), provides for the grant of nonstatutory stock options to non-employee directors of the Company. As of August 30, 1996, an aggregate of 135,000 shares had been reserved for issuance under the Director Plan, options to acquire 93,375 shares were outstanding and 41,625 shares were available for future grant. The Director Plan is administered by the Compensation Committee of the Board. Under the Director Plan, each new nonemployee director who joins the Board is automatically granted a nonstatutory option to purchase 15,000 shares of Common Stock on the date upon which such person first becomes a director and an additional option to purchase 15,000 shares of Common Stock in the event such nonemployee director who has previously served in a representative capacity on behalf of a stockholder of the Company ceases to serve in such representative capacity but continues to serve as a nonemployee director at the request of the Board. Each such one-time grant will vest and become exercisable as to 25% of the shares subject to such option on each anniversary of its date of grant, based on the optionee's continued service as a director. In addition, on June 1 of each year, each non-employee director who has served as a director for at least six months as of such date will automatically receive a nonstatutory option to purchase 3,000 shares of the Company's Common Stock. Each such annual option will vest and become exercisable as to 50% of the shares subject to such option on each anniversary of its date of grant, based on the optionee's continued service as a director. The exercise price of each option granted under the Director Plan is equal to the fair market value of the Common Stock on the date of grant.

     Options granted under the Director Plan have a term of ten years, unless terminated sooner upon termination of the optionee's status as a director or otherwise pursuant to the terms of the Director Plan. Options are not transferable by the optionee other than by will or the laws of descent or distribution, and each option is exercisable during the lifetime of the director only by such director.

     In the event of a proposed dissolution or liquidation of the Company, all outstanding options will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board. The Board may, in its sole discretion, declare that any option shall terminate as of a date fixed by the Board and give each optionee the right to exercise his option as to all or any part of the optioned stock, including shares as to which the option would not otherwise be exercisable. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or parent or subsidiary of the successor corporation. In the event the successor corporation doesn't agree to assume the option or to substitute an equivalent option, the Board shall in lieu of such assumption or substitution, provide to the optionee the right to exercise the option as to all the stock subject to the option for a period of 30 days from the date of notice of acceleration of exercisability, including shares as to which the option would not otherwise be exercisable.

     Unless terminated sooner, the Director Plan will terminate in December 2002. The Board has the authority to amend or terminate the Director Plan, provided that no such action may impair the rights of any option holder without the consent of such holder.

     401(k) Plan. In January 1990, the Company adopted a 401(k) Plan covering all of the Company's employees. Pursuant to the plan, employees may elect to reduce their current compensation by up to twenty percent (not to exceed the statutorily prescribed annual limit) and have the amount of such reduction contributed to the plan. The plan is intended to qualify under Section 401 of the Code so that employee contributions to the plan, and income earned on such contributions, are not taxable to employees until withdrawn from the plan. Each participant's contributions are fully vested. The Company does not make additional contributions under the plan, and it does not plan to make contributions in the foreseeable future.

                              CERTAIN TRANSACTIONS


     In connection with his relocation at the time of accepting employment with the Company in May 1991, the Company entered into an employment agreement with Dr. Gregory Hey-Shipton, Vice President and General Manager, Government Products Business Unit of the Company, pursuant to which he was appointed Engineering Manager at a base annual salary of $90,000. The agreement provided for a loan by the Company to Dr. Hey-Shipton of $150,000, without interest, payable on or before April 1997. This loan, the purpose of which was to assist Dr. Hey-Shipton in the purchase of a residence in Santa Barbara (where the Company's facilities are located), is secured by a second mortgage on Dr. Hey-Shipton's Santa Barbara house, and is to be repaid in April 1997 or upon the sale of his Santa Barbara residence, if consummated prior to that date. The amount outstanding under the loan as of August 31, 1996 was $150,000.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth the beneficial ownership of the Company's Common Stock as of August 30, 1996 by all persons known to the Company to be the beneficial owners of more than 5% of the Company's Common Stock, by each director, by each of the Named Executive Officers and by all directors and executive officers as a group. Except as otherwise indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.



                                                                                         PERCENTAGE OWNERSHIP(1)
                                                                                         ------------------------
                                                                        SHARES           BEFORE THE     AFTER THE
                              NAME                                BENEFICIALLY OWNED      OFFERING      OFFERING
- ----------------------------------------------------------------  ------------------     ----------     ---------
Lockheed Martin Corporation(2)
  6801 Rockledge Drive
  Bethesda, Maryland 20817......................................        627,380             10.3%       7.8%
Daniel C. Hu(3).................................................        240,293              3.8         2.9
Glenn E. Penisten(4)............................................        177,674              2.9         2.2
Charles Crocker(5)..............................................        131,281              2.2         1.6
Robert B. Hammond(6)............................................         55,416                *          *
J. Robert Schrieffer(7).........................................         41,625                *          *
Gregory L. Hey-Shipton(8).......................................         29,827                *          *
James P. Simmons, Jr.(9)........................................         14,000                *          *
Dennis Horowitz(7)..............................................          8,375                *          *
Robert P. Caren(7)..............................................          4,625                *          *
E. Ray Cotten...................................................             --               --         --
All executive officers and directors as a group
  (11 persons)(10)..............................................        703,116             10.8%       8.3%


- ---------------
    * Less than one percent


 (1) If the Underwriters' over-allotment options are exercised in full, the Company will sell 100,000 shares of Common Stock and the Selling Stockholder, Lockheed Martin Corporation, will sell 200,000 shares of Common Stock. In such event, upon completion of this offering, the Selling Stockholder will sell an aggregate of 200,000 shares and beneficially own 427,380 shares, or 5.2% of the Company's outstanding Common Stock. If the Underwriters' over-allotment options are exercised only in part, they shall be exercised on a pro rata basis between the Company and the Selling Stockholder based on the number of shares held by each.



 (2) Includes 8,333 shares issuable upon the exercise of warrants that are exercisable within 60 days of August 30, 1996.



 (3) Includes 58,738 shares issuable upon exercise of stock options that are exercisable within 60 days of August 30, 1996 and 181,555 shares issuable upon exercise of stock options that are exercisable upon the consummation of this offering.



 (4) Includes 96,997 shares held by a trust for the benefit of Glenn and Mary Louise Penisten. Also includes 80,417 shares issuable upon the exercise of stock options that are exercisable within 60 days of August 30, 1996.



 (5) Includes 1,035 shares held of record by Trust Fund FBO Charles Crocker. Also includes 4,625 shares issuable upon the exercise of stock options and 2,778 shares issuable upon the exercise of a warrant, all of which are exercisable within 60 days of August 30, 1996. Does not include 113,094 shares beneficially owned by BEI Electronics, Inc., and 2,778 shares issuable upon the exercise of a warrant which is exercisable by BEI Electronics, Inc., within 60 days of August 30, 1996. Mr. Crocker is the Chairman of the Board of Directors of BEI Electronics, Inc., and he disclaims any beneficial ownership of such shares.



 (6) Includes 28,228 shares issuable upon the exercise of stock options that are exercisable within 60 days of August 30, 1996.



 (7) All shares are issuable upon the exercise of stock options that are exercisable within 60 days of August 30, 1996.



 (8) Includes 17,327 shares issuable upon the exercise of stock options that are exercisable within 60 days of August 30, 1996.



 (9) Includes 13,750 shares issuable upon the exercise of stock options that are exercisable within 60 days of August 30, 1996.



(10) Includes 2,778 shares issuable upon exercise of a warrant held by Mr. Crocker and 439,265 shares issuable upon exercise of stock options held by executive officers and directors that are exercisable within 60 days of August 30, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $0.001 par value per share, and 2,000,000 shares of Preferred Stock, $.001 par value per share.

COMMON STOCK


     As of August 30, 1996, there were 6,065,348 shares of Common Stock outstanding and held of record by 152 shareholders. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to the rights of holders of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, subject to the rights of the holders of Preferred Stock, the holders of Common Stock are entitled to share ratably in all assets. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon consummation of the offering will be fully paid and non-assessable.


PREFERRED STOCK

     Pursuant to the Company's Certificate of Incorporation, the Board of Directors is authorized to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, redemption price or prices, liquidation preferences, and the number of shares constituting any series or the designations of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action of the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. No shares of Preferred Stock are outstanding. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN ANTI-TAKEOVER MATTERS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, subject to certain exceptions,
Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines a "business combination" to include certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder." In addition, Section 203 defines an "interested stockholder" to include any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.

WARRANTS


     As of August 30, 1996, the Company had outstanding warrants to purchase up to 120,750 shares of Common Stock (the "UW Warrants") at an exercise price of $12.00 per share, originally issued to H.J. Meyers & Co., Inc., the managing underwriter of the Company's initial public offering, and warrants to purchase up to 44,447 shares of Common Stock (the "Bridge Warrants") at an exercise price of $9.00 per share originally issued to various individuals and entities. The UW Warrants and the Bridge Warrants expire on March 9, 1998 and December 28, 1997, respectively.


REGISTRATION RIGHTS

     The UW Warrants provide for certain rights with respect to registration of the shares issuable upon exercise of the UW Warrants under the Securities Act. If the Company registers any of its Common Stock, for its own account or for the account of other security holders, then all holders of UW Warrants are entitled to notice of such registration and are entitled to include their shares of Common Stock in the registration, subject to any limitations placed on the number of such shares included in any such registration by the underwriters.

     In addition all holders of Bridge Warrants and their respective permitted transferees (the "Holders") are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of agreements between the Company and the Holders, if the Company proposes registration of any of its Common Stock for its own account, the Holders are entitled to notice of such registration and are entitled to include shares of such Common Stock in such registration; provided, among other conditions, that the underwriters of any such offering have the right to limit the number of such shares included in such registration. In addition, the holders of at least 40% of securities with registration rights may require the Company, on not more than two occasions, to file a registration statement under the Act with respect to such shares, and the Company is required to use its best efforts to effect such registration. A Holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. Generally, the Company is required to bear the expense of all such registrations. The Holders also may require the Company on not more than one occasion every 12 months to register all or a portion of their shares with registration rights on Form S-3, at the sole expense of such Holders, when use of such form becomes available to the Company, provided the proposed aggregate selling price of the shares to be registered is at least $1 million. The Company may defer the filing of a registration statement for up to 120 days if, in the Company's good faith judgement, it would be seriously detrimental to the Company or its stockholders to file a registration statement.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is Boston Equiserve L.P.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have 8,065,348 shares of Common Stock outstanding (8,165,348 shares if the Underwriters' over-allotment options are exercised in full). These shares will be freely tradable without restriction or further registration under the Securities Act unless such shares are owned by "affiliates" of the Company as that term is defined under Rule 144 under the Securities Act or unless such securities are "restricted securities" as that term is defined under Rule 144. Shares of Common Stock that are deemed to be "restricted securities" within the meaning of the Securities Act may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 promulgated under the Securities Act, as described below. See "Principal Stockholders."


     In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of acquisition of restricted securities from the issuer or from an "affiliate" of the issuer, as that term is defined under the Securities Act, the acquirer or subsequent holder would be entitled to sell within any three-month period a number of those shares that does not exceed the greater of one percent of the number of shares of such class of stock then outstanding or the average weekly trading volume of the shares of such class of stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the issuer. In addition, if three years have elapsed since the later of the date of acquisition of restricted securities from the issuer or from any affiliate of the issuer, and the acquirer or subsequent holder thereof is deemed not to have been an affiliate of the issuer of such restricted securities at any time during the 90 days preceding a sale, such person would be entitled to sell such restricted securities under Rule 144(k) without regard to the requirements described above.


     The Company has agreed not to sell or issue additional shares of Common Stock, subject to certain limited exceptions, for 180 days after the date of this Prospectus and the Company's executive officers and directors and the Selling Stockholder have agreed not to offer, sell, contract to sell, grant any option or other right for the sale of, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock without the prior written consent of Rauscher Pierce Refsnes, Inc. on behalf of the Underwriters for 180 days after the date of this Prospectus.


     No prediction can be made of the effect, if any, that sales of shares under Rule 144 or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time after the offering. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, because such amount will depend on the trading volume in, and market price for, the Common Stock and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Underwriting."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, each of Underwriters named below, for whom Rauscher Pierce Refsnes, Inc., Van Kasper & Company and H.C. Wainwright & Co., Inc. are acting as Representatives, have severally agreed to purchase 2,000,000 shares of Common Stock from the Company. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite their names below. The nature of the obligations of the Underwriters is such that, if any of such shares are purchased, all must be purchased.

                                                                             NUMBER
                                      NAME                                 OF SHARES
        -----------------------------------------------------------------  ----------
        Rauscher Pierce Refsnes, Inc. ...................................
        Van Kasper & Company.............................................
        H.C. Wainwright & Co., Inc. .....................................

                                                                           ----------
                  Total..................................................   2,000,000
                                                                            =========

     The Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow a concession to selected dealers who are members of the National Association of Securities Dealers, Inc.
("NASD") not in excess of $          per share, and the Underwriters may allow
and such dealers may reallow to members of the NASD a concession not in excess
of $          per share. After this offering, the price to the public, the concession and reallowance may be changed by the Underwriters.


     The Company and the Selling Stockholder have granted options to the Underwriters, exercisable within 45 days after the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the initial price to the public, less underwriting discount, set forth on the cover page of this Prospectus. See footnote 1 of the table under "Principal Stockholders." The Underwriters may exercise such option only for the purpose of covering any over-allotments. To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase that number of the additional shares of Common Stock which is proportionate to such Underwriter's initial commitment.



     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.



     In addition, the Underwriting Agreement provides for payment by the Company of a non-accountable expense allowance of $150,000 payable to the Representatives of the Underwriters.



     The Company has agreed not to sell or issue additional shares of Common Stock, subject to certain limited exceptions, for 180 days after the date of this Prospectus and the Company's executive officers and directors and the Selling Stockholder have agreed not to offer, sell, contract to sell, grant any option or other right for the sale of or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock without the prior written consent of Rauscher Pierce Refsnes, Inc. on behalf of the Underwriters for 180 days after the date of this Prospectus.


     The Underwriters and certain selling group members that currently act as marketmakers for the Common Stock may engage in "passive market making" in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq marketmakers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. In general, under Rule 10b-6A, any Underwriter or selling group member engaged in passive market making in the Common Stock (i) may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock displayed on Nasdaq by a marketmaker that is not participating in the distribution of the Common Stock,
(ii) may not have net daily purchases of the Common Stock that exceed 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus is a part, and (iii) must identify its bids as bids made by a passive marketmaker.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, A Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas.

                                    EXPERTS

     The financial statements as of December 31, 1994 and 1995 and for the three years in the period ended December 31, 1995 and the period from May 11, 1987 (inception) to December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION


     The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices and copies of all or any part of the Registration Statement may be obtained from such offices or by mail from the Public Reference Section of the Commission at its principal office upon the payment of the fees prescribed by the Commission.


     The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                               GLOSSARY OF TERMS

Accelerated Life Testing...  A sequence of tests in which equipment is put through a series of harsh temperature and humidity cycles that act to simulate years of operation in a few weeks. This allows manufacturers to determine the durability and reliability of the product.

Base Station...............  Electronic equipment including an antenna, transmitters, receivers, filters, amplifiers and other network interface electronics. This equipment transmits and receives wireless information. The base station connects the information transmitted over the airwaves to the telephone network.

CDMA.......................  Code Division Multiple Access. A protocol for packaging digital information in PCS wireless communications.

Cellular...................  A concept in which territory is broken up into regions called cells, often in the configuration of a honeycomb. Because wireless systems operating at 800-900 MHz used this concept, voice communications networks in this frequency range are often called "cellular" systems.

CMOS.......................  Complementary Metal Oxide Semiconductor. A common type of semiconductor device used in the fabrication of computer chips.

Cold Computing.............  The process by which cryogenic cooling is utilized to increase the speed of a computer.

CPU........................  Central Processing Unit. The chip that acts as the
                             "brain" of a computing system by executing instructions and performing logical operations.

Critical Temperature.......  Also known as the transition temperature of a superconductor, it is the point at which a material reaches the superconducting threshold. Below this temperature, a superconducting material has significantly reduced resistance to electrical current flow.

Cross Talk.................  An undesired effect in which a cellular call interferes with another cellular call, resulting in information from one channel being received on the other channel.

Cryogenics.................  Technology associated with low temperatures, including very cold liquids known as cryogens and mechanical coolers which can chill a device to ultra-cold temperatures.

DARPA......................  U.S. Department of Defense Advanced Research
                             Projects Agency.

Electrical Noise...........  Electrical disturbances in an electronic system which limit the system's capability to process very weak signals. Electrical noise often is manifested as "static" in radio-frequency communications.

Filter.....................  An electronic component which allows desired frequencies to be received while blocking undesired frequencies. Filters are used in wireless communications base stations to make communications more clear.

Frequency..................  The number of periodic vibrations, or waves, per unit of time. Voice and data information are transmitted on specific frequencies in the radio spectrum in order to differentiate signals from one another.

Fully-Integrated...........  Containing all of the necessary components to run as a stand-alone system. The Company's
                             SuperFilter(TM) products are fully-integrated systems that are incorporated into base stations.

GSM........................  Global System for Mobile communications. A protocol for packaging digital information in wireless communications.

Hertz (Hz).................  The international unit of frequency, equal to one cycle per second, commonly expressed in units of millions, or megahertz (MHz).

High-Speed Computing.......  The segment of the computer market with high processing speeds currently in the 200 MHz range or greater.


HTS........................  High Temperature Superconductor. Materials that have the ability to conduct electrical energy with little or no resistance when cooled to "critical" temperatures above 20K (-253 degrees Celsius). Some of these materials can operate as high as 100-130K, therefore requiring less expensive cooling systems than their lower-temperature counterparts.



Interference...............  The mutual action of two radio waves of the same frequency in distorting each other; in wireless communications this can result in cross talk or dropped calls.


LNA........................  Low Noise Amplifier. A product that boosts the power of a radio signal while adding very little electrical noise.

OEM........................  Original Equipment Manufacturer.


PCS........................  Personal Communications Services. Wireless
                             communications that occur within the 1800-2000 MHz radio frequency spectrum.


Range......................  The maximum distance at which a wireless transmission can be received.

Resistance.................  A measure of the obstruction to the free flow of electrons in a material. Resistance causes electrical current to lose energy in the form of heat.

Retrofit...................  The upgrade of any existing product in order to increase performance. As it pertains to the Company, the retrofit market is defined as the upgrading of existing base stations with new filters and other components to increase performance.

Selectivity................  The ability of a base station to filter out unwanted signals and clearly connect to a particular frequency channel.

Service Provider...........  A company that provides wireless communication services to the public. Service providers license frequencies from the FCC and administer the wireless communications infrastructure.

Standard Platform..........  A basic design structure that allows for tailoring to specific customer specifications with little or no modification of the subsystem. The Company's SuperFilter(TM) product is built on a standard platform.

SuperFilter(TM)............  The Company's proprietary wireless product, containing an HTS filter and a cryogenic cooling system. Some SuperFilter(TM) products contain LNAs.

TBCCO......................  Thallium Barium Calcium Copper Oxide. A
                             superconducting material utilized by the Company with one of the highest known critical temperatures (125K (-148 degrees Celsius)).

TDMA.......................  Time Division Multiple Access. A protocol for packaging digital information in PCS wireless communications.

Thin Film..................  A thin layer of HTS material on a supporting substrate material. A circuit design is etched into the HTS thin film.

Watt.......................  A measure of electrical power, equal to one joule per second. Cellular systems are engineered to minimize the power consumed in watts due to the need for backup power systems in the event of power failures.

Wireless Communications....  The transmission of signals in the radio frequency spectrum. Devices in this area of communications transmit and receive signals via the airwaves and not through coaxial cables, fiberoptics, or telephone wires.

YBCO.......................  Yttrium Barium Copper Oxide. A superconducting material utilized by the Company with a critical temperature of 93K (-180 degrees Celsius).

                        SUPERCONDUCTOR TECHNOLOGIES INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                      -------
Report of Independent Accountants...................................................  F-2
Balance Sheet as of December 31, 1994 and 1995, and June 30, 1996 (unaudited).......  F-3
Statement of Operations, for the years ended December 31, 1993, 1994, and 1995, for the six months ended July 1, 1995 and for the six months ended June 30, 1996
  (unaudited) and for the period from May 11, 1987 (Inception) to December 31, 1995 and June 30, 1996 (unaudited).....................................................  F-4
Statement of Stockholders' Equity for the period from May 11, 1987 (Inception) to
  December 31, 1992 and for the period January 1, 1993 to June 30, 1996 (unaudited), and January 1, 1996 to June 30, 1996 (unaudited)..................................  F-5-6
Statement of Cash Flows for the years ended December 31, 1993, 1994, and 1995, for the six months ended July 1, 1995, and for the six months ended June 30, 1996
  (unaudited) and for the period from May 11, 1987 (Inception) to December 31, 1995 and June 30, 1996 (unaudited).....................................................  F-7
Notes to Financial Statements.......................................................  F-8-15

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Superconductor Technologies Inc. (a Development Stage Enterprise)

     In our opinion, the balance sheet and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Superconductor Technologies Inc. (a Development Stage Enterprise) at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, and the period from May 11, 1987 (inception) to December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP
Woodland Hills, California
February 23, 1996

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEET

                                                           DECEMBER 31,
                                                   -----------------------------      JUNE 30,
                                                       1994             1995            1996
                                                   ------------     ------------    ------------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents......................  $  2,452,000     $  2,430,000     $  1,396,000
  Short-term investments (Note 3)................     5,478,000        2,814,000        1,433,000
  Accounts receivable (Note 5)...................     1,157,000        1,113,000        1,184,000
  Inventories (Note 5)...........................       295,000          228,000          422,000
  Prepaid expenses and other current assets......       109,000          248,000          225,000
                                                    -----------      -----------       ----------
          Total current assets...................     9,491,000        6,833,000        4,660,000
Note receivable from related party...............       150,000          150,000          150,000
Property and equipment, net (Notes 5, 6 and
  10)............................................     2,868,000        2,369,000        2,004,000
Patents and licenses, net of accumulated
  amortization of $399,000, $603,000 and $726,000
  (Note 4).......................................     2,043,000        2,280,000        2,237,000
Other assets, net of accumulated amortization of
  $61,000, $77,000 and $83,000...................        61,000           46,000           39,000
                                                    -----------      -----------       ----------
          Total assets...........................  $ 14,613,000     $ 11,678,000     $  9,090,000
                                                    ===========      ===========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses (Note
     5)..........................................  $    917,000     $    733,000     $    656,000
  Long-term debt -- current (Note 6 and 10)......       332,000          405,000          427,000
                                                    -----------      -----------       ----------
          Total current liabilities..............     1,249,000        1,138,000        1,083,000
Long-term debt (Notes 6 and 10)..................       724,000          453,000          265,000
                                                    -----------      -----------       ----------
                                                      1,973,000        1,591,000        1,348,000
                                                    -----------      -----------       ----------
Commitments (Note 10)
Stockholders' equity: (Note 8)
  Preferred Stock, $.001 par value, 2,000,000
     shares authorized, none issued..............            --               --               --
  Common Stock, $.001 par value, 15,000,000
     shares authorized, 5,955,170, 6,026,065 and
     6,060,348 shares issued and outstanding.....         6,000            6,000            6,000
  Capital in excess of par value.................    29,991,000       30,122,000       30,152,000
  Common stock subscription receivable from
     related party...............................       (33,000)              --               --
  Deficit accumulated during development stage...   (17,222,000)     (20,041,000)     (22,416,000)
  Unrealized loss on available-for-sale
     securities..................................      (102,000)              --               --
                                                    -----------      -----------       ----------
          Total stockholders' equity.............    12,640,000       10,087,000        7,742,000
                                                    -----------      -----------       ----------
          Total liabilities and stockholders'
            equity...............................  $ 14,613,000     $ 11,678,000     $  9,090,000
                                                    ===========      ===========       ==========

                See accompanying notes to financial statements.

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENT OF OPERATIONS

                                                                      MAY 11, 1987         SIX MONTHS ENDED        MAY 11, 1987
                                   YEAR ENDED DECEMBER 31,             (INCEPTION)     -------------------------   (INCEPTION)
                           ---------------------------------------   TO DECEMBER 31,     JULY 1,      JUNE 30,      TO JUNE 30
                              1993          1994          1995            1995            1995          1996           1996
                           -----------   -----------   -----------   ---------------   -----------   -----------   ------------
                                                                                              (UNAUDITED)          (UNAUDITED)
Net revenues:
  Government contract
    revenues.............. $ 4,334,000   $ 4,979,000   $ 7,310,000    $  29,900,000    $ 3,160,000   $ 2,894,000   $ 32,794,000
  Commercial product
    revenues..............     280,000       450,000       300,000        1,473,000        144,000        87,000      1,560,000
  Sub license royalties...     388,000        75,000                        463,000                                     463,000
                           -----------   -----------   -----------      -----------    -----------   ------------
  Total net revenues......   5,002,000     5,504,000     7,610,000       31,836,000      3,304,000     2,981,000     34,817,000
                           -----------   -----------   -----------      -----------    -----------   ------------
Costs and expenses:
  Contract research and
    development...........   2,862,000     4,030,000     5,414,000       23,489,000      2,366,000     2,289,000     25,778,000
  Other research and
    development and
    commercial............   1,998,000     2,085,000     2,397,000       13,966,000      1,298,000     1,748,000     15,714,000
  Selling, general and
    administrative........   2,468,000     2,928,000     2,871,000       15,608,000      1,529,000     1,376,000     16,984,000
                           -----------   -----------   -----------      -----------    -----------   ------------
                             7,328,000     9,043,000    10,682,000       53,063,000      5,193,000     5,413,000     58,476,000
                           -----------   -----------   -----------      -----------    -----------   ------------
Loss from operations......  (2,326,000)   (3,539,000)   (3,072,000)     (21,227,000)    (1,889,000)   (2,432,000)   (23,659,000)
Interest income...........     347,000       324,000       353,000        2,459,000        155,000        97,000      2,556,000
Interest expense..........    (172,000)      (39,000)     (100,000)      (1,154,000)      (105,000)      (40,000)    (1,194,000)
Other income (expense),
  net.....................      13,000        (5,000)                      (119,000)                                   (119,000)
                           -----------   -----------   -----------      -----------    -----------   ------------
    Net loss.............. $(2,138,000)  $(3,259,000)  $(2,819,000)   $ (20,041,000)   $(1,839,000)  $(2,375,000)  $(22,416,000)
                           ===========   ===========   ===========      ===========    ===========   ============
Net loss per share........ $     (0.42)  $     (0.55)  $     (0.47)                    $     (0.31)  $     (0.39)
                           ===========   ===========   ===========                     ===========   ============
Weighted average number of
  shares outstanding......   5,032,130     5,970,969     6,025,790                       6,007,507     6,072,279
                           ===========   ===========   ===========                     ===========   ============

                See accompanying notes to financial statements.

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                       STATEMENT OF STOCKHOLDERS' EQUITY
         FOR THE PERIOD FROM MAY 11, 1987 (INCEPTION) TO JUNE 30, 1996

                                                                                           DEFICIT      UNREALIZED
                                                               CAPITAL       COMMON      ACCUMULATED    GAIN (LOSS)
                    COMMON STOCK     CONVERTIBLE PREFERRED    IN EXCESS       STOCK         DURING     ON AVAILABLE-
                 ------------------  ----------------------    OF PAR     SUBSCRIPTIONS  DEVELOPMENT     FOR-SALE
                   SHARES    AMOUNT    SHARES      AMOUNT       VALUE      RECEIVABLE       STAGE       SECURITIES       TOTAL
                 ----------  ------  -----------  ---------  -----------  -------------  ------------  -------------  -----------
Common stock
  issued to
  directors.....    310,000  $1,000                          $    99,000                                              $   100,000
Common stock
  issued for
  acquisition...    250,000                                       25,000                                                   25,000
Common stock
  issued to
  employees and
  consultants...    772,542  1,000                               222,000    $(176,000)                                     47,000
Common stock
  issued for
  services......      6,000                                       42,000                                                   42,000
Payment received
  on common
  stock
  subscription
  receivable....                                                                3,000                                       3,000
Series A
  preferred
  stock
  issued........                         615,000   $ 1,000       427,000                                                  428,000
Series B
  preferred
  stock
  issued........                       2,546,482     3,000     7,576,000                                                7,579,000
Repurchase of
  common stock
  and
  elimination of
  related
  subscription
  receivable....    (42,301)                                     (17,000)      23,000                                       6,000
Series D
  preferred
  stock
  issued........                       2,394,288     2,000     8,268,000                                                8,270,000
Compensation
  associated
  with stock
  options
  granted.......                                                 178,000                                                  178,000
Net loss from
  5/11/87
  (inception)
  through
  12/31/92......                                                                         $(11,825,000)                (11,825,000)
                   --------  ------   ----------    ------   -----------    ---------    ------------     --------    ------------
Balance at
  12/31/92......  1,296,241  2,000     5,555,770     6,000    16,820,000     (150,000)   (11,825,000 )                  4,853,000
Initial public
  offering of
  shares........  1,500,000  1,000                            12,730,000                                               12,731,000
Conversion of
  preferred
  shares........  2,777,885  3,000    (5,555,770)   (6,000)        3,000
Compensation
  associated
  with stock
  options
  granted.......                                                 101,000                                                  101,000
Common stock
  issued,
  exercise of
  stock
  options.......    194,437                                      100,000      (56,000)                                     44,000
Repayment of
  stockholder
  note..........                                                              150,000                                     150,000
Net loss........                                                                          (2,138,000 )                 (2,138,000)
                   --------  ------   ----------    ------   -----------    ---------    ------------     --------    ------------
Balance at
  12/31/93......  5,768,563  $6,000           --   $    --   $ 29,754,00    $ (56,000)   $(13,963,000)   $      --    $15,741,000
                   ========  ======   ==========    ======   ===========    =========    ============     ========    ============

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                       STATEMENT OF STOCKHOLDERS' EQUITY
         FOR THE PERIOD FROM MAY 11, 1987 (INCEPTION) TO JUNE 30, 1996

                                                                                         DEFICIT       UNREALIZED
                                                           CAPITAL        COMMON       ACCUMULATED     GAIN (LOSS)
            COMMON STOCK        CONVERTIBLE PREFERRED     IN EXCESS        STOCK          DURING      ON AVAILABLE-
         -------------------   -----------------------     OF PAR      SUBSCRIPTIONS   DEVELOPMENT      FOR-SALE
           SHARES     AMOUNT     SHARES       AMOUNT        VALUE       RECEIVABLE        STAGE        SECURITIES        TOTAL
         ----------   ------   -----------   ---------   -----------   -------------   ------------   -------------   -----------
Balance
forward..5,768,563    $6,000                              $29,754,000     $ (56,000)    $(13,963,000)                  $15,741,000
Common
  stock
 issued,
exercise
  of
  stock
  options..186,607                                            145,000        23,000                                        168,000
Compensation
  associated
  with
  stock
 options
 granted...                                                    92,000                                                       92,000
Unrealized
  loss on
available-
for-sale
securities...                                                                                           $(102,000)       (102,000)
Net
 loss...                                                                                (3,259,000 )                   (3,259,000)
           ----------   ------   -----------     ------    -----------      --------     ------------     ---------     -----------
Balance
  at
  12/31/94 5,955,170    6,000                               29,991,000       (33,000)    (17,222,000 )     (102,000)     12,640,000
Common
  stock
 issued,
exercise
  of
  stock
  options...  70,895                                            61,000        33,000                                         94,000
Compensation
  associated
  with
  stock
 options
 granted...                                                     70,000                                                       70,000
Unrealized
  gain on
 available
for-sale
securities...                                                                                               102,000         102,000
Net
 loss...                                                                                  (2,819,000 )                   (2,819,000)
           ----------   ------   -----------     ------    -----------      --------     ------------     ---------     -----------
Balance
  at
  12/31/95.6,026,065    6,000                               30,122,000                   (20,041,000 )                   10,087,000
Unaudited
Information:
Common
  stock
 issued,
exercise
  of
  stock
  options...  32,936                                           22,000                                                        22,000
Common
  stock
 issued,
cashless
exercise
  of
  warrants...  1,347
Compensation
  associated
  with
  stock
 options
 granted...                                                      8,000                                                        8,000
Net
 loss...                                                                                  (2,375,000 )                   (2,375,000)
           ----------   ------   -----------     ------    -----------      --------     ------------     ---------     -----------
Balance
  at
  6/30/96.. 6,060,348   $6,000            --    $    --    $30,152,000     $      --     $(22,416,000)    $      --     $ 7,742,000
           ==========   ======   ===========     ======    ===========      ========     ============     =========     ===========

                See accompanying notes to financial statements.

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENT OF CASH FLOWS
              FOR THE PERIOD FROM JANUARY 1, 1993 TO JUNE 30, 1996
                                   (NOTE 11)

                                                                                           SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,             MAY 11, 1987      -------------------------    MAY 11, 1987
                         ---------------------------------------    (INCEPTION) TO       JULY 1,      JUNE 30,     (INCEPTION) TO
                            1993          1994          1995       DECEMBER 31, 1995      1995          1996       JUNE 30, 1996
                         -----------   -----------   -----------   -----------------   -----------   -----------   --------------
                                                                                              (UNAUDITED)           (UNAUDITED)
CASH FLOWS FROM
  OPERATING
  ACTIVITIES:
Net loss................ $(2,138,000)  $(3,259,000)  $(2,819,000)    $ (20,041,000)    $(1,839,000)  $(2,375,000)   $(22,416,000)
Adjustments to reconcile
  net loss to net cash
  used for operating
  activities:
  Depreciation and
    amortization........     845,000       958,000     1,145,000         5,735,000         572,000       579,000       6,314,000
  Compensation expense
    associated with
    stock options
    granted.............     101,000        92,000        70,000           441,000          35,000         8,000         449,000
  Loss on disposal of
    property and
    equipment...........                                                    89,000                                        89,000
  Common stock issued
    for services........                                                    42,000                                        42,000
  Changes in assets and
    liabilities:
    Accounts
      receivable........     463,000       (81,000)       44,000        (1,113,000)        327,000       (72,000)     (1,185,000)
    Note receivable from
      employee..........                                                  (150,000)                                     (150,000)
    Inventory...........      48,000      (105,000)       66,000          (228,000)         45,000      (194,000)       (422,000)
    Prepaid expenses and
      other current
      assets............     (32,000)       25,000      (139,000)         (248,000)        (81,000)       23,000        (225,000)
    Patents and
      licenses..........    (255,000)     (371,000)     (441,000)       (1,442,000)       (384,000)      (80,000)     (1,522,000)
    Other assets........     (61,000)      152,000                        (134,000)                                     (134,000)
    Accounts payable and
      accrued
      expenses..........    (389,000)      397,000      (184,000)          677,000        (176,000)      (77,000)        600,000
                         ------------  -----------   -----------      ------------     -----------   -----------    ------------
    Net cash used for
      operating
      activities........  (1,418,000)   (2,192,000)   (2,258,000)      (16,372,000)     (1,501,000)   (2,188,000)    (18,560,000)
CASH FLOWS FROM
  INVESTING ACTIVITIES:
Change in short-term
  investments...........  (6,262,000)      682,000     2,766,000        (2,814,000)      4,571,000     1,381,000      (1,433,000)
Change in noncurrent
  restricted cash.......     200,000
Purchases of property
  and
  equipment.............    (442,000)   (1,198,000)     (426,000)       (5,022,000)       (280,000)      (85,000)     (5,107,000)
Proceeds from sale of
  property and
  equipment.............                                                   922,000                                       922,000
                         ------------  -----------   -----------      ------------     -----------   -----------    ------------
  Net cash provided by
    (used for) investing
    activities..........  (6,504,000)     (516,000)    2,340,000        (6,914,000)      4,291,000     1,296,000      (5,618,000)
CASH FLOWS FROM
  FINANCING ACTIVITIES:
Increase in note payable
  to bank...............                 1,001,000       134,000         1,215,000                        39,000       1,254,000
Principal payments on
  long-term
  obligations...........  (1,243,000)     (300,000)     (332,000)       (3,840,000)       (151,000)     (205,000)     (4,045,000)
Proceeds from sale of
  preferred and common
  stock.................  12,831,000       145,000        61,000        27,545,000         108,000        24,000      27,569,000
Decrease in common stock
  subscriptions
  receivable............      94,000        23,000        33,000           152,000                                       152,000
Change in deferred
  offering costs........     300,000
Increase in notes
  payable to
  stockholders..........                                                   150,000                                       150,000
Increase in note
  payable...............                                                   353,000                                       353,000
Proceeds from
  sale -- lease back....                                                   141,000                                       141,000
                         ------------  -----------   -----------      ------------     -----------   -----------    ------------
    Net cash (used for)
      provided by
      financing
      activities........  11,982,000       869,000      (104,000)       25,716,000         (43,000)     (142,000)     25,574,000
                         ------------  -----------   -----------      ------------     -----------   -----------    ------------
Net (decrease) increase
  in cash and cash
  equivalents...........   4,060,000    (1,839,000)      (22,000)        2,430,000       2,747,000    (1,034,000)      1,396,000
                         ------------  -----------   -----------      ------------     -----------   -----------    ------------
Cash and cash
  equivalents at
  beginning of period...     231,000     4,291,000     2,452,000                --       2,452,000     2,430,000              --
                         ------------  -----------   -----------      ------------     -----------   -----------    ------------
Cash and cash
  equivalents at end of
  period................ $ 4,291,000   $ 2,452,000   $ 2,430,000     $   2,430,000     $ 5,199,000   $ 1,396,000    $  1,396,000
                         ============  ===========   ===========      ============     ===========   ===========    ============

                See accompanying notes to financial statements.

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY

     Superconductor Technologies Inc. (the "Company") was incorporated in Delaware on May 11, 1987 and maintains its facilities at a single location in Santa Barbara, California. Since formation, the Company has been principally engaged in research and development activities relating to advanced electronic products that incorporate high temperature superconducting ("HTS") materials. The Company has recently shifted its focus to the commercialization of its HTS and cold computing products, while continuing to pursue product development activities. The Company has targeted its products toward a variety of commercial applications in the worldwide wireless communications, high-speed computing and government markets. In addition, the Company is involved as either contractor or subcontractor on a number of contracts with the United States Government. Credit risk related to accounts receivable arising from such contracts is considered minimal. For the years ended December 31, 1993, 1994 and 1995, government related contracts accounted for 87%, 90% and 96% of the Company's revenues, respectively.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Interim Financial Information

     The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company's financial position, the results of its operations and its cash flows for the periods presented.

     The results of operations for the six months ended June 30, 1996 are not necessarily indicative of results for the entire fiscal year ending December 31, 1996.

     In fiscal year 1993, the Company adopted a 13-week quarter reporting period ending on the Saturday nearest the calendar quarter end. The Company's fiscal year-end is December 31.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

  Revenue Recognition

     Revenues are principally generated under research and development contracts. Contract revenues are recognized utilizing the percentage-of-completion method measured by the relationship of costs incurred to total estimated contract costs. If the current contract estimate were to indicate a loss utilizing the funded amount of the contract, a provision would be made for the total anticipated loss. Revenues from research related activities are derived primarily from contracts with agencies of the United States Government. These contracts include cost-plus, fixed price and cost sharing arrangements and are generally short-term in nature.

     All payments to the Company for work performed on contracts with agencies of the U.S. Government are subject to adjustment upon audit by the Defense Contract Audit Agency. Based on historical experience and review of current projects in process, management believes that the audits will not have a significant effect on the financial position, results of operations or cash flows of the Company.

  Research and Development Costs

     Research and development costs are expensed as incurred. Research and development costs incurred solely in connection with research and development contracts are charged to contract research and

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

development expense. Other research and development costs are charged to research and development expense.

  Cash and Cash Equivalents

     For purposes of reporting cash flows, the Company considers investments with original maturities of three months or less to be cash equivalents.

  Short-Term Investments

     Short-term investments consist of highly liquid investments with original maturities in excess of three months. Such investments are stated at fair market value. Management believes that the financial institutions and companies in which it has made such short-term investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

  Inventories

     Inventories are stated at the lower of cost or market. Costs are determined using the first-in, first-out method.

  Property and Equipment

     Property and equipment are recorded at cost. Expenditures for additions and major improvements are capitalized. Expenditures for repairs and maintenance and minor improvements are charged to expense as incurred. When property or equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Gains or losses from retirements and disposals are recorded as other income or expense.

     Property and equipment and furniture and fixtures are depreciated over their estimated useful lives ranging from three to seven years. Leasehold improvements and assets financed under capital leases are amortized over their useful lives or the lease term, whichever is shorter. Depreciation and amortization are computed using the straight-line method.

  Patents and Licenses

     Patents and licenses are recorded at cost and are amortized using the straight-line method over their estimated useful lives or seventeen years, whichever is shorter. The recoverability of carrying values of patents and licenses is evaluated on a recurring basis.

  Income Taxes

     The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 utilizes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers events other than enactments of changes in the tax law or rates.

  Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short term nature of these instruments. The Company estimates

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

that the carrying amount of the note payable approximates fair value based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

  Net Loss Per Share

     Net loss per share is computed on the basis of weighted average common shares and common stock equivalent shares outstanding, if dilutive. Options granted during the period June 1991 through December 1992 are assumed to be outstanding since inception and included in the computation of net loss per share.

NOTE 3 -- SHORT-TERM INVESTMENTS

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). The adoption of SFAS 115 requires that certain investments in short-term debt securities held by the Company be classified as "available-for-sale" and measured at fair value. Available-for-sale securities are those securities that may be sold prior to maturity in response to liquidity or other factors. Prior to 1994, the Company carried its investment in debt securities at market value which approximated cost. At December 31, 1994, the aggregate fair market value of such debt securities was $6,726,000, which was less than the aggregate cost by $102,000. The net unrealized loss is included as a separate item in stockholders' equity. At December 31, 1995, the aggregate fair market value of the debt securities including cash equivalents was $3,973,000 and approximated the aggregate cost.

NOTE 4 -- PATENTS AND LICENSES

     In April 1992, the Company obtained an exclusive license from the University of Arkansas (the "University") to use the superconducting material thallium barium calcium copper oxide ("TBCCO"). The Company's primary research and development activities to date have used TBCCO. Upon execution of the license, the Company paid $250,000 and issued 350,000 shares of its Series D Preferred Stock to the University. (Such Series D shares were subsequently converted into 175,000 shares of common stock in connection with the Company's March 1993 initial public offering).

     Since April 1995, the Company has been obligated to pay a four percent royalty on sales of certain products. Commencing in April 1997, the royalty payments are subject to an annual minimum of $100,000. The Company was initially obligated to prepay royalties of $750,000 over a twenty-four month period. In October 1992, the Company issued an additional 50,000 shares of Series D Preferred Stock (subsequently converted to 25,000 shares of common stock) to the University as consideration for extending the payment period for the prepaid royalties to thirty-six months. The Company has fulfilled its royalty prepayment obligation. The license is being amortized over thirteen years which represents the estimated useful life of the patent and the underlying material (TBCCO).

     The Company sublicensed certain of its rights in 1993 and 1994 in exchange for non-refundable payments and royalties based on future sales, if any, by the sublicensor. The Company has no future obligations with respect to such sublicenses.

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- DETAILS OF CERTAIN FINANCIAL STATEMENT COMPONENTS

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1994           1995
                                                     ----------     ----------
     Accounts receivable:
       Unbilled accounts receivable..............    $  829,000     $  849,000
       Billed accounts receivable................       328,000        264,000
                                                     ----------     ----------
                                                     $1,157,000     $1,113,000
                                                     ==========     ==========

     Unbilled accounts receivable represent costs and profits in excess of billed amounts on contracts-in-progress at period end. Such amounts are billed based upon the government's notification of contract funding. Such amounts are generally collected within one year.

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1994           1995
                                                     ----------     ----------
     Inventories:
       Raw materials.............................    $  236,000     $  134,000
       Work-in-process...........................        50,000         84,000
       Finished goods............................         9,000         10,000
                                                     ----------     ----------
                                                     $  295,000     $  228,000
                                                     ==========     ==========

                                                         DECEMBER 31,
                                                  ---------------------------
                                                     1994            1995
                                                  -----------     -----------
     Property and equipment:
       Equipment..............................    $ 5,454,000     $ 5,869,000
       Leasehold improvements.................      1,334,000       1,346,000
       Furniture and fixtures.................         80,000          80,000
                                                   ----------      ----------
                                                    6,868,000       7,295,000
          Less: accumulated depreciation
            and amortization..................     (4,000,000)     (4,926,000)
                                                   ----------      ----------
                                                  $ 2,868,000     $ 2,369,000
                                                  ===========     ===========

     At December 31, 1994 and 1995, property and equipment includes $51,000 and $38,000 of assets financed under capital lease arrangements, net of $41,000 and $54,000 of accumulated amortization, respectively. Depreciation expense amounted to $690,000, $781,000 and $933,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

                                                            DECEMBER 31,
                                                        ---------------------
                                                          1994         1995
                                                        --------     --------
     Accounts payable and accrued expenses:
       Accounts payable.............................    $593,000     $415,000
       Accrued salaries.............................     133,000      149,000
       Accrued vacation.............................     101,000      121,000
       Other accrued expenses.......................      90,000       48,000
                                                        --------     --------
                                                        $917,000     $733,000
                                                        ========     ========

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- LONG-TERM DEBT

     In August 1994 the Company entered into an equipment financing agreement with a bank. The agreement provided for borrowings of up to $1,500,000 through the end of 1994, which are secured by substantially all of the Company's assets. Amounts borrowed pursuant to this agreement accrue interest at the annual rate of prime plus 1% and are to be repaid in 36 monthly installments beginning January 1995. In October 1995, the Company extended and amended its equipment financing arrangement in order to borrow an additional $500,000 through the end of 1995 at the same interest rate of the initial agreement.

     Long-term debt comprises the following:

                                                                        DECEMBER 31,
                                                                   -----------------------
                                                                      1994          1995
                                                                   ----------     --------
     Note payable to bank......................................    $1,001,000     $820,000
     Capitalized lease obligations payable in monthly
       installments aggregating approximately $2,200 including
       interest calculated at rates ranging from 16.55% to
       20.01% through 1997 (note 10)...........................        55,000       38,000
                                                                   ----------     --------
          Total................................................     1,056,000      858,000
     Current portion...........................................       332,000      405,000
                                                                   ----------     --------
     Noncurrent portion........................................    $  724,000     $453,000
                                                                   ==========     ========

NOTE 7 -- INCOME TAXES

     As of December 31, 1995, the Company had federal net operating loss carryforwards of approximately $13,160,000 and California net operating loss carryforwards of approximately $6,324,000. The federal carryforwards will expire during the years 1999 through 2010 and the California carryforwards will expire during the years 1996 through 2000. As a result of research and development activities to date, the Company has accumulated research and development credit carryforwards of $605,000 and $203,000 for federal and California purposes, respectively. These federal credit carryforwards will expire during the years 2002 through 2010, while the California credit has no expiration date. As of June 30, 1995, the provisions of the federal research and development credit expired. Accordingly, no federal research and development credits may be claimed for expenses incurred after June 30, 1995.

     Due to the uncertainty surrounding the realization of the favorable tax attributes of such net operating loss carryforwards and credits in future tax returns, the Company has recorded a valuation allowance against its otherwise recognizable deferred tax assets. Accordingly, no deferred tax asset has been recorded in the accompanying balance sheet.

     Under the provisions of the Tax Reform Act of 1986, when there has been a change in an entity's ownership of fifty percent or greater, utilization of net operating loss carryforwards may be limited. As a result of certain equity transactions, the Company will be subject to such limitations. The annual limitations have not been determined.

NOTE 8 -- STOCKHOLDERS' EQUITY

  Preferred Stock

     Pursuant to the Company's Certificate of Incorporation, the Board of Directors is authorized to issue up to 2,000,000 shares of Preferred Stock (par value $.001 per share) in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, redemption price or prices, liquidation preferences, and the number of shares constituting any series or the

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

designations of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action of the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any shares of Preferred Stock.

  Stock Options

     Effective October 1988, the Board of Directors adopted the Superconductor Technologies Inc. 1988 Stock Option Plan (the "1988 Plan") and reserved 600,000 shares of common stock for issuance under the 1988 Plan. The 1988 Plan has been amended to increase the number of shares reserved for issuance as follows:
January 1991 to 772,883; May 1994 to 1,072,883 and May 1995 to 1,472,883.
Pursuant to the 1988 Plan, key employees, directors and consultants are granted options to purchase the Company's common stock under the following terms:

      TERM                  10% OR GREATER SHAREHOLDER                             OTHER
- -----------------    -----------------------------------------    ----------------------------------------
Option duration      No longer than 5 years                       No longer than 10 years
Option price         Not less than 110% of fair market value      Not less than 100% of fair market value
Exercise period      Four equal installments beginning one        Same
                     year after the date of grant

     In addition, the Company adopted the 1992 Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. An aggregate of 51,000 shares have been authorized for issuance under this plan. At December 31, 1995, options to purchase 42,500 shares of Common Stock are outstanding pursuant to this plan of which 10,625 are exercisable at an average price of $6.22. Options to purchase 15,000 shares of Common Stock were granted during the year ended December 31, 1995.

     The Company also adopted the 1992 Stock Option Plan. The terms of the plan are similar to the 1988 Plan. An aggregate of 240,293 shares were authorized and options to purchase the entire amount were granted in November 1992.

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Exercise prices are determined by the Board of Directors and represent estimated fair values of the Company's common stock at grant date. The table below summarizes stock option activity through December 31, 1995:

                                                                AMOUNT       EXERCISE PRICE
                                                               ---------     --------------
     Outstanding at December 31, 1992......................      917,881     $  .70 -  8.00
     Granted...............................................      251,262       6.00 - 10.00
     Canceled..............................................      (27,089)       .80 -  8.00
     Exercised.............................................     (194,455)       .70 -   .80
                                                               ---------
     Outstanding at December 31, 1993......................      947,599     $  .70 - 10.00
     Granted...............................................      311,151       6.38 -  7.25
     Canceled..............................................      (62,314)       .80 -  7.25
     Exercised.............................................     (186,607)       .70 -  7.00
                                                               ---------
     Outstanding at December 31, 1994......................    1,009,829     $  .70 - 10.00
     Granted...............................................      228,750      3.875 - 7.125
     Canceled..............................................     (109,586)       .80 -  7.50
     Exercised.............................................      (70,895)       .70 -  6.25
                                                               ---------
     Outstanding at December 31, 1995......................    1,058,098     $  .70 - 10.00
                                                               =========

     Based upon certain factors, the Company subsequently determined that options granted during the period June 1991 through October 1992 were issued at exercise prices which were less than fair market value. As such, the difference between the fair market value of these options and their exercise price is being charged against results of operations as compensation expense over the options' vesting period. Related compensation expense recorded was $101,000, $92,000 and $70,000, for the years ended December 31,1993, 1994 and 1995 respectively. Deferred compensation was fully amortized at December 31, 1995.


     In November 1995, the Board of Directors approved a Stock Option Repricing Program for all employees. The Repricing Program has been offered on an optional basis to reprice the outstanding options held by the employees to $4.875, the closing price of the Company's Common Stock as quoted on the Nasdaq National Market on November 9, 1995. If the employee elects to reprice the options then a new measurement date is established and the options start a new vesting schedule. For options repriced with less than one year vesting, a new four year vesting schedule is started. For options with more than one year and less than two years vesting, a three year vesting schedule is started with the first vesting after nine months. For options with over two years vesting, a two year vesting schedule is started with the first vesting in six months. No options were repriced as of December 31, 1995. Fifty-one employees with a total of 135 grants equal to 797,055 shares were eligible for repricing. The employees had until January 15, 1996 to exercise the repricing option. Forty-two employees chose to reprice 102 of these grants with a total of 633,268 shares. There was no compensation expense recognizable under the Repricing Program.


  Warrants


     In conjunction with certain obligations under capitalized leases entered into in January 1988, the Company issued Series C warrants to two lessors to purchase 83,333 shares of preferred stock. The warrants were exercisable for $3.00 per share five years from the date of issue. Such warrants expired in January 1993. In May 1991, the Company entered into an additional equipment financing agreement with one of these same lessors. In connection with this agreement, the lessor was granted a Series D warrant to purchase 17,142 shares of preferred stock at a price of $3.50 per share. This warrant expired in 1996.

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


     In May 1991, in connection with a previous equipment financing agreement, a bank was granted a Series D warrant to purchase 11,429 shares of preferred stock at a price of $3.50 per share. This warrant expired in 1996. Upon consummation of the initial public offering in March 1993, all series of preferred stock warrants were automatically converted into common stock warrants at a rate of two shares to one. Additionally, in conjunction with the initial public offering, five-year warrants to purchase 120,750 shares of Common Stock were issued to the underwriters of the offering.


     The following table summarizes warrant activity through December 31, 1995:

                                                                        SERIES C     SERIES D
                                                       COMMON STOCK     WARRANTS     WARRANTS
                                                       ------------     --------     --------
     Outstanding at December 31, 1992..............        44,447         83,333       28,571
     Granted.......................................       120,750
     Conversion of preferred stock warrants to
       common stock warrants.......................        55,952        (83,333)     (28,571)
     Expired.......................................       (41,667)
                                                          -------        -------      -------
     Outstanding at December 31, 1993, 1994 and
       1995
       (exercisable at prices ranging from $6.00 to
       $9.00)......................................       179,482             --           --
                                                          =======        =======      =======

NOTE 9 -- EMPLOYEE SAVINGS PLAN

     In December 1989, the Board of Directors approved a 401(k) savings plan (the "401(k) Plan") for the employees of the Company which became effective in fiscal 1990. Eligible employees may elect to make contributions under the terms of the 401(k) Plan, however, contributions by the Company are made at the discretion of management. The Company has made no contributions to the Plan.

NOTE 10 -- COMMITMENTS

     The Company leases its facilities under operating leases which contain escalation clauses for increases in annual rent based upon increases in the Los Angeles area consumer price index. Lease expirations range from December 1997 to December 1999. In addition, the Company leases certain property and equipment under capital lease arrangements. Future minimum payments under lease commitments are as follows:

                             YEAR ENDING                             OPERATING     CAPITAL
                             DECEMBER 31,                             LEASES       LEASES
     ------------------------------------------------------------    ---------     -------
     1996........................................................    $ 235,000     $27,000
     1997........................................................      244,000      18,000
     1998........................................................      141,000
     1999........................................................      147,000
                                                                      --------     -------
     Total minimum obligations...................................    $ 767,000      45,000
                                                                      ========
     Less amount representing interest...........................                    7,000
                                                                                   -------
     Present value of net minimum obligations....................                   38,000
     Less current portion........................................                   21,000
                                                                                   -------
     Long-term portion...........................................                  $17,000
                                                                                   =======


     For the years ended December 31, 1993, 1994 and 1995 rent expense was $231,000, $245,000 and $252,000, respectively.

                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND NON-CASH
           ACTIVITIES

     The Company paid $172,000, $39,000 and $100,000 in interest expense during the years ended December 31, 1993, 1994 and 1995, respectively. The Company paid $105,000 and $40,000 in interest expense during the six month periods ended July 1, 1995 and June 30, 1996, respectively.

     In 1992, the Company issued 400,000 shares of Series D preferred stock valued at $1,382,000 as partial consideration to acquire a patent (Note 4).

- ------------------------------------------------------
- ------------------------------------------------------


     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO ITS DATE.


                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    6
Use of Proceeds........................   14
Price Range of Common Stock
  and Dividend Policy..................   14
Capitalization.........................   15
Dilution...............................   16
Selected Financial Data................   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   18
Business...............................   23
Management.............................   35
Certain Transactions...................   42
Principal Stockholders.................   43
Description of Capital Stock...........   44
Shares Eligible for Future Sale........   45
Underwriting...........................   47
Legal Matters..........................   48
Experts................................   48
Available Information..................   48
Glossary of Terms......................   49
Index to Financial Statements..........  F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                                2,000,000 SHARES
                                      LOGO
                                  COMMON STOCK

                                ---------------
                                   PROSPECTUS
                                ---------------
                         RAUSCHER PIERCE REFSNES, INC.

                              VAN KASPER & COMPANY

                          H.C. WAINWRIGHT & CO., INC.
                                          , 1996
             ------------------------------------------------------
             ------------------------------------------------------

                                    APPENDIX
                            DESCRIPTION OF GRAPHICS

INSIDE FRONT COVER:

OVERALL CAPTION AT TOP OF PAGE: Wireless Communications HTS Filter Systems.


GRAPHICS ARE IN A SEMICIRCLE WITH ARROWS AS GUIDES.



FIRST GRAPHIC AT TOP DEPICTS AN HTS FILTER.



     GRAPHIC CAPTION: High Temperature Superconducting Filter.



SECOND GRAPHIC DEPICTS A PACKAGED HTS FILTER.



     GRAPHIC CAPTION: Packaged HTS Filter.



GRAPHIC ON MIDDLE OR 3RD LEFT PANEL DEPICTS A CRYOPACKAGE.



     GRAPHIC CAPTION: Cryopackage.



GRAPHIC ON LOWER OR 4TH MIDDLE PANEL DEPICTS A CRYOGENIC COOLER.



     GRAPHIC CAPTION: Cryogenic Cooler.



GRAPHIC ON MIDDLE OF RIGHT PANEL DEPICTS ANOTHER VIEW OF THE SUPERFILTER(TM) SYSTEM.


GRAPHIC ON MIDDLE LEFT PANEL DEPICTS A SUPERFILTER(TM) SYSTEM.


     GRAPHIC CAPTION: SuperFilter(TM) system.



GRAPHIC ON RIGHT PANEL DEPICTS A BASE STATION AND ANTENNA.



INSIDE BACK COVER:


GRAPHICS ON LEFT DEPICT A CRYOGENIC COOLER AND A COMPUTER WITH MONITOR AND KEYBOARD.

     GRAPHIC CAPTION: Cold Computing Products.


GRAPHICS IN CENTER DEPICT AN ANTENNA AND A CELLULAR PHONE AND A SUPERFILTER(TM) SYSTEM.


     GRAPHIC CAPTION: Wireless Communications Filters.

GRAPHICS ON RIGHT DEPICT A SWITCHED FILTER BANK AND A MILITARY JET AIRCRAFT.

     GRAPHIC CAPTION: Government Communications Products.

OVERALL CAPTION ON BOTTOM OF PAGE: Superconductor Technologies, preceded by the Company's logo.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discount, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.


                                                                                 AMOUNT
                                                                                 TO BE
                                                                                  PAID
                                                                                --------
    SEC registration fee......................................................  $  5,899
    NASD filing fee...........................................................     2,211
    Nasdaq additional listing application fee.................................    17,500
    Printing and engraving expenses...........................................    70,000
    Legal fees and expenses...................................................   150,000
    Accounting fees and expenses..............................................    50,000
    Blue Sky qualification fees and expenses..................................    10,000
    Transfer agent and registrar fees.........................................    25,000
    Non-accountable underwriting expense allowance............................   150,000
    Miscellaneous fees........................................................    19,390
                                                                                --------
              Total...........................................................  $500,000
                                                                                ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").
Article 10 of the Registrant's Certificate of Incorporation, Article 10 of the Registrant's Restated Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since August 1, 1993, the Registrant has issued and sold the following unregistered securities:

        (1) In March 1996, the Registrant issued 481 shares of Common Stock to Western Technology Investments pursuant to the exercise of warrants dated June 12, 1990 and May 17, 1991 at an exercise price of $7.00 per share.

        (2) In May 1996, the Registrant issued 866 shares of Common Stock to Silicon Valley Bancshares pursuant to the exercise of a warrant dated May 17, 1991 at an exercise price of $7.00 per share.

     The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT NO.                                DESCRIPTION OF DOCUMENT
- -----------   ---------------------------------------------------------------------------------
      **1.1   Form of Underwriting Agreement.
     (b)3.1   Amended and Restated Certificate of Incorporation of Registrant.
      **3.2   Amended and Restated Bylaws of Registrant.
     (a)4.1   Form of Registrant's Common Stock Certificate.
      **5.1   Opinion of Wilson Sonsini Goodrich & Rosati regarding legality of the securities being issued.
   (a)*10.1   Technology Agreement between the Registrant and Lockheed Corporation dated
              January 8, 1988.
    (a)10.2   Technical Information Exchange Agreement between the Registrant and Philips dated
              September 1989.
    (a)10.3   Standard Industrial Lease between the Registrant and UML Real Estate Partnership dated January 1, 1990; Sublease between Registrant and Consolidated Packaging
              Machinery Company dba Industrial Automation Corporation dated October 25, 1989.
    (a)10.4   Form of Consulting Agreement.
    (a)10.5   Form of Employee Proprietary Information Agreement.
    (a)10.6   Offer of Employment Letter to William D. Baker dated December 21, 1991.
    (a)10.7   Offer of Employment Letter to Gregory L. Hey-Shipton dated May 7, 1991, as amended.
    (a)10.8   1992 Director Option Plan.
    (a)10.9   Form of Indemnification Agreement.
   (a)10.10   License Agreement between the Registrant and the University of Arkansas dated
              April 9, 1992, as amended.
   (a)10.11   Loan and Security Agreement between the Registrant and Silicon Valley Bank dated
              May 17, 1991, as amended.
   (a)10.12   1992 Stock Option Plan.
   (a)10.13   Proprietary Information & Patents Inventions Agreement among the Registrant,
              E-Systems, Inc. and various other parties; Purchase Order dated October 10, 1991.
  (a)*10.14   Joint Venture Company (JVC) Agreement between the Registrant and Sunpower
              Incorporated dated April 2, 1992.
   (a)10.15   Government Contract issued to Registrant by the Defense Advanced Research
              Projects Agency through the Office of Naval Research dated September 4, 1991.
   (a)10.16   Offer of Employment Letter to Daniel Hu dated November 23, 1992.
  (b)*10.17   License Agreement between the Registrant and E.I. DuPont de Nemours and Company
              dated December 1992.
   (a)10.18   Note and Warrant Purchase Agreement dated December 28, 1992.
   (b)10.19   Form of Representative's Warrant Agreement.
  (c)*10.20   Superconductor Technologies Inc. Purchase Agreement.
   (d)10.21   Loan and Security Agreement between Registrant and Silicon Valley Bank dated
              August 26, 1994.
   (d)10.22   Form of Distribution Agreement.
   (d)10.23   Amended and Restated 1988 Stock Option Plan, as amended, with form of stock option agreement.
   (e)10.24   Amendment to Loan and Security Agreement between Registrant and Silicon Valley
              Bank dated June 27, 1995.
   **+10.25   Joint Venture Agreement between the Registrant and Alantac Technologies (S) Pte
              Ltd., dated May 20, 1996.
     **23.1   Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).
       23.2   Consent of Price Waterhouse LLP (see page II-6).
     **24.1   Power of Attorney (See page II-5).


- ---------------
(a) Incorporated by reference from the Registrant's Registration Statement on Form S-1 (Reg. No. 33-56714).

(b) Incorporated by reference from Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-56714).
(c) Incorporated by reference from the Registrant's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1993.
(d) Incorporated by reference from the Registrant's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1994.
(e) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
 * Confidential treatment has been previously granted for certain portions of these exhibits.

 ** Previously filed.

  + Confidential treatment requested.

     (b) Financial Statement Schedule

        Not Applicable

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the California Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation, the Registrant's Amended and Restated Bylaws, the Registrant's indemnification agreements or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on this 3rd day of September, 1996.


                                          SUPERCONDUCTOR TECHNOLOGIES, INC.


                                          By:    /s/  JAMES G. EVANS, JR.


                                            ------------------------------------

                                                    James G. Evans, Jr.


                                              Vice President, Chief Financial
                                                           Officer


                                                       and Secretary



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                SIGNATURES                              TITLE                      DATE
- ------------------------------------------  ------------------------------  -------------------
                 DANIEL C. HU*              President and Chief Executive    September 3, 1996
- ------------------------------------------  Officer and Director
               Daniel C. Hu
              JAMES G. EVANS, JR.           Vice President, Chief            September 3, 1996
- ------------------------------------------  Financial Officer and
           James G. Evans, Jr.              Secretary
               GLENN E. PENISTEN*           Chairman of the Board            September 3, 1996
- ------------------------------------------
            Glenn E. Penisten
                 E. RAY COTTEN*             Vice Chairman of the Board       September 3, 1996
- ------------------------------------------
              E. Ray Cotten
                ROBERT P. CAREN*            Director                         September 3, 1996
- ------------------------------------------
             Robert P. Caren
                CHARLES CROCKER*            Director                         September 3, 1996
- ------------------------------------------
             Charles Crocker
                DENNIS HOROWITZ*            Director                         September 3, 1996
- ------------------------------------------
             Dennis Horowitz
             J. ROBERT SCHRIEFFER*          Director                         September 3, 1996
- ------------------------------------------
           J. Robert Schrieffer
      *By:      /s/  JAMES G. EVANS,
                   JR.
           James G. Evans, Jr.
             Attorney-in-Fact

                                                                    EXHIBIT 23.2

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1 of our report dated February 23, 1996 relating to the financial statements of Superconductor Technologies Inc., which appears in such Prospectus. We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP

Woodland Hills, California

September 3, 1996

                               INDEX TO EXHIBITS


                                                                                          SEQUENTIALLY
  EXHIBIT                                                                                   NUMBERED
  NUMBER                                        EXHIBITS                                      PAGE
- -----------   ----------------------------------------------------------------------------
      **1.1   Form of Underwriting Agreement.
     (b)3.1   Amended and Restated Certificate of Incorporation of Registrant.
      **3.2   Amended and Restated Bylaws of Registrant.
     (a)4.1   Form of Registrant's Common Stock Certificate.
      **5.1   Opinion of Wilson Sonsini Goodrich & Rosati regarding legality of the securities being issued.
   (a)*10.1   Technology Agreement between the Registrant and Lockheed Corporation dated
              January 8, 1988.
    (a)10.2   Technical Information Exchange Agreement between the Registrant and Philips dated September 1989.
    (a)10.3   Standard Industrial Lease between the Registrant and UML Real Estate
              Partnership dated January 1, 1990; Sublease between Registrant and
              Consolidated Packaging Machinery Company dba Industrial Automation
              Corporation dated October 25, 1989.
    (a)10.4   Form of Consulting Agreement.
    (a)10.5   Form of Employee Proprietary Information Agreement.
    (a)10.6   Offer of Employment Letter to William D. Baker dated December 21, 1991.
    (a)10.7   Offer of Employment Letter to Gregory L. Hey-Shipton dated May 7, 1991, as amended.
    (a)10.8   1992 Director Option Plan.
    (a)10.9   Form of Indemnification Agreement.
   (a)10.10   License Agreement between the Registrant and the University of Arkansas dated April 9, 1992, as amended.
   (a)10.11   Loan and Security Agreement between the Registrant and Silicon Valley Bank dated May 17, 1991, as amended.
   (a)10.12   1992 Stock Option Plan.
   (a)10.13   Proprietary Information & Patents Inventions Agreement among the Registrant,
              E-Systems, Inc. and various other parties; Purchase Order dated October 10,
              1991.
  (a)*10.14   Joint Venture Company (JVC) Agreement between the Registrant and Sunpower
              Incorporated dated April 2, 1992.
   (a)10.15   Government Contract issued to Registrant by the Defense Advanced Research
              Projects Agency through the Office of Naval Research dated September 4,
              1991.
   (a)10.16   Offer of Employment Letter to Daniel Hu dated November 23, 1992.
  (b)*10.17   License Agreement between the Registrant and E.I. DuPont de Nemours and
              Company dated December 1992.
   (a)10.18   Note and Warrant Purchase Agreement dated December 28, 1992.
   (b)10.19   Form of Representative's Warrant Agreement.
  (c)*10.20   Superconductor Technologies Inc. Purchase Agreement.
   (d)10.21   Loan and Security Agreement between Registrant and Silicon Valley Bank dated
              August 26, 1994.
   (d)10.22   Form of Distribution Agreement.
   (d)10.23   Amended and Restated 1988 Stock Option Plan, as amended, with form of stock option agreement.
   (e)10.24   Amendment to Loan and Security Agreement between Registrant and Silicon
              Valley Bank dated June 27, 1995.
   **+10.25   Joint Venture Agreement between the Registrant and Alantac Technologies (S)
              Pte Ltd., dated May 20, 1996.
     **23.1   Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).
       23.2   Consent of Price Waterhouse LLP (see page II-6).
     **24.1   Power of Attorney (See page II-5).

- ---------------

(a) Incorporated by reference from the Registrant's Registration Statement on Form S-1 (Reg. No. 33-56714).
(b) Incorporated by reference from Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (Reg. No. 33-56714).
(c) Incorporated by reference from the Registrant's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1993.
(d) Incorporated by reference from the Registrant's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1994.
(e) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
 * Confidential treatment has been previously granted for certain portions of these exhibits.

 ** Previously filed.

  + Confidential treatment requested.